UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
KalVista Pharmaceuticals, Inc.
(Name of Subject Company)
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)

483497103
(CUSIP Number of Class of Securities)

Brian Piekos
Chief Financial Officer
200 Crossing Boulevard
Framingham, Massachusetts 01702
(857) 999-0075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:

Graham Robinson, P.C.
Chadé Severin, P.C.
Kirkland & Ellis LLP
200 Clarendon Street
Boston, Massachusetts 02116
(617) 385-7500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is KalVista Pharmaceuticals, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 200 Crossing Boulevard, Framingham, Massachusetts 01702, and its telephone number is (857) 999-0075. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “KalVista” refer to KalVista Pharmaceuticals, Inc.
Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of the Company, $0.001 par value per share (collectively, the “Shares”). As of the close of business on May 6, 2026, there were (i) 53,240,888 Shares issued and outstanding and no Shares held by the Company as treasury Shares; (ii) 5,000,000 shares authorized of preferred stock, of which no shares are outstanding; (iii) 4,789,390 Shares issuable upon the exercise of outstanding options to purchase Shares (the “Company Options”); (iv) 3,686,552 Shares issuable upon the vesting or settlement of outstanding restricted stock units (“Company RSUs”); (v) 46,104 Shares subject to outstanding purchase rights under the Company’s 2017 Employee Stock Purchase Plan (the “Company ESPP”) (assuming a purchase price equal to the fair market value of a Share on the first day of the current offering period); (vi) 1,630,000 Shares issuable upon the exercise of any warrant issued by the Company; and (vii) 8,551,960 Shares reserved for future issuance upon conversion of convertible senior notes issued under the Convertible Senior Notes Indenture (as defined below).
Item 2.	Identity and Background of Filing Person.
Name and Address.
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in the section captioned “Item 1. Subject Company Information—Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”) and (ii) Skyline Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer to purchase all of the outstanding Shares of the Company for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (the Schedule TO, collectively with the Offer to Purchase and the Letter of Transmittal, constitute the “Offer”).
The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Copies of certain letters distributed by Parent in connection with the Offer as well as Parent’s Summary Advertisement published in The New York Times are filed as Exhibits (a)(1)(D), (a)(1)(E) and (a)(1)(F) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, the Company and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales (“KalVista UK”). The below summary of the Merger Agreement is qualified in its entirety by the description contained in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable (and in no event later than one business day) following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Legal Requirements, Purchaser will merge with and into the Company (the “Merger”), the separate existence of Purchaser will cease and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”), becoming a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of the stockholders of the Company. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date and time as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger, the “Effective Time”) (other than (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), (ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer), and (iii) any Shares held by Company stockholders who are entitled to appraisal rights and who have properly exercised and perfected their statutory rights of appraisal pursuant to, and who comply in all respects with, Section 262 of the DGCL and who, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares), will be converted into the right to receive the Offer Price, without interest, from Purchaser, less any withholding of applicable taxes (the “Merger Consideration”).
The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
The Merger Agreement also provides that, at the Effective Time,
•
Each Company Option that is then outstanding and unexercised, and which has a per Share exercise price that is less than the Merger Consideration, shall be (i) to the extent not then vested, deemed fully vested and (ii) cancelled and converted into the right to receive a cash payment (without interest) equal to the product of (A) the excess of (x) the Merger Consideration over (y) the per Share exercise price of such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time.

•
Each Company Option with a per Share exercise price equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without any consideration payable in respect thereof and shall have no further force or effect.

•
Each then outstanding Company RSU shall be (i) deemed fully vested and (ii) cancelled and converted into the right to receive a cash payment (without interest) equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to the Company RSU immediately prior to the Effective Time.

The initial expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on June 10, 2026, unless extended or earlier terminated as permitted by the Merger Agreement (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”).
The Merger Agreement also provides, among other things, that, subject to the terms and conditions of the Merger Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of all of the conditions of the Offer in the Merger Agreement, Purchaser shall (i) promptly after the expiration of the Offer irrevocably accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.
The Merger Agreement includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company in order to enter into an acquisition agreement which the board of directors of the Company (the “Company Board”) has determined constitutes a superior offer. While the Company is not required to consummate the Transactions under certain circumstances and can terminate the Merger Agreement, the Company may be required to pay Parent a termination fee of $66.4 million pursuant to the Merger Agreement.
The foregoing summary of the Transactions and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Parent is Via Palermo 26/A, Parma 43122, Italy, and the telephone number at such principal office is +39-0521-2791, and the principal executive office of Purchaser is One Boston Place, Suite 4000, Boston, MA 02108, and the telephone number at such principal office is (888) 466-6505. Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including the Merger Agreement) and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the “Investors & News” section of the Company’s website at https://www.kalvista.com.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Conflicts of Interest
Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and any of the Company’s executive officers, directors or affiliates, on the other hand, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on August 21, 2025, the Company’s Transition Report on Form 10-KT for the transition period from May 1, 2025 to December 31, 2025 filed with the SEC on March 25, 2026, as amended (the “Form 10-KT”), and other filings and reports that the Company has filed with the SEC), to the Company’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand, and (ii) (A) any of its executive officers, directors or affiliates, or (B) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.
The Company Board was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest described in this Item 3 and considered them along with other matters as described below in the section captioned “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements between the Company and its Executive Officers, Directors and Affiliates.
In considering the recommendation of the Company Board to tender Shares in the Offer, stockholders of the Company should be aware that the Company’s executive officers and members of the Company Board may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:
•
The Company’s executive officers and directors hold equity-based awards that will be afforded the treatment described below in the section captioned “—Treatment of Company Equity Awards” in connection with the Merger;

•
The Company’s executive officers are eligible to receive severance payments and benefits in the event of a Change in Control Termination (as defined below in the section captioned “—Executive Employment Agreements and Change in Control Severance”) pursuant to their individually executed employment agreements;

•	Certain of the Company’s executive officers are eligible to receive transaction bonuses in connection with the Transactions;
•
Certain of the Company’s executive officers are eligible to receive an additional payment intended to make them whole in the event that they are subject to certain excise taxes in connection with compensation related to the Transactions; and

•
The Company’s executive officers and directors are entitled to continued indemnification and insurance coverage under the Merger Agreement and indemnification agreements between such individuals and the Company.

Outstanding Shares Held by Directors and Executive Officers
As of May 6, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 901,366 Shares (excluding Shares issuable upon exercise of Company Options and vesting and settlement of Company RSUs), representing approximately 1.69% of the then outstanding Shares. If the Company’s executive officers and directors were to tender all 901,366 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the executive officers and directors would receive an aggregate of $24,336,882 in cash upon the closing of the Merger.
The following table sets forth the number of Shares beneficially owned as of May 6, 2026, by each of the Company’s executive officers (including Benjamin L. Palleiko, who is also a director of the Company) and non-employee directors (excluding Shares issuable upon the exercise of outstanding Company Options and the vesting and settlement of Company RSUs). These numbers do not reflect any future Share issuances or dispositions that may occur between the close of business on May 6, 2026 and the Effective Time (such as in connection with the exercise or vesting of the Company equity awards).

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Cash Consideration for Shares at Closing
Executive Officers
Benjamin L. Palleiko, Chief Executive Officer & Director	462,577	$12,489,579
Brian Piekos, Chief Financial Officer	18,150	$490,050
Paul K. Audhya, Chief Medical Officer	142,547	$3,848,769
Nicole Sweeny, Chief Commercial Officer	51,391	$1,387,557
Christopher M. Yea, Chief Development Officer	226,701	$6,120,927
Bilal Arif, Chief Operating Officer	—	$—

Non-Employee Directors
William Fairey	—	$—
Brian J. G. Pereira	—	$—
Laurence Reid	—	$—
Nancy Stuart	—	$—
Patrick Treanor	—	$—
Edward W. Unkart	—	$—
Bethany Sensenig	—	$—
All of our current executive officers and non-employee directors as a group (13 persons)	901,366	$24,336,882

(1)
In calculating the number of Shares beneficially owned for this purpose, we have excluded Shares issuable upon the exercise of outstanding Company Options and the vesting and settlement of Company RSUs.

Treatment of Company Equity Awards
The Company’s non-employee directors hold Company Options. The executive officers of the Company hold Company Options and Company RSUs. At the Effective Time, all Company equity awards, including awards held by our non-employee directors and executive officers, that are outstanding immediately prior to the Effective Time will be subject to the following treatment:
•
Each Company Option that is then outstanding and unexercised, and which has a per Share exercise price that is less than the Merger Consideration (each, an “In the Money Option”), will be (i) to the extent not then vested, deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the excess of (x) the Merger Consideration over (y) the per Share exercise price of such Company Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time, which will be payable in accordance with the Merger Agreement;

•
Each then outstanding Company Option with a per Share exercise price equal to or greater than the Merger Consideration will be cancelled at the Effective Time without any consideration payable in respect thereof and will have no further force or effect; and

•
Each then outstanding Company RSU will be (i) deemed fully vested and (ii) cancelled and converted into the right to receive a cash payment (without interest) equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to the Company RSUs immediately prior to the Effective Time, which will be payable in accordance with the Merger Agreement.

The following table sets forth the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger for their respective outstanding In the Money Options and Company RSUs, in each case as of May 6, 2026. Solely for purposes of the table below, we have assumed that the Effective Time will occur on May 6, 2026. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on May 6, 2026 and the Effective Time. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Merger Consideration will be cancelled without payment of any consideration and therefore have not been included in the table below.

Name	Number of In the Money Options (#)	Value of In the Money Options(1)	Number of Company RSUs (#)	Value of Company RSUs(2)
Executive Officers
Benjamin L. Palleiko	666,035	$8,888,435	810,787	$21,891,249
Brian Piekos	100,000	$1,513,000	153,750	$4,151,250
Paul K. Audhya	125,800	$660,176	216,169	$5,836,563
Nicole Sweeny	100,000	$1,749,000	213,750	$5,771,250
Christopher M. Yea	377,720	$4,494,706	74,899	$2,022,273
Bilal Arif	100,000	$1,604,000	49,000	$1,323,000

Non-Employee Directors
William Fairey	57,000	$866,600	—	$—
Brian J. G. Pereira	91,000	$1,318,040	—	$—
Laurence Reid	47,000	$736,310	—	$—
Nancy Stuart	60,000	$997,000	—	$—
Patrick Treanor	67,000	$1,085,100	—	$—
Edward W. Unkart	109,000	$1,683,500	—	$—
Bethany Sensenig	45,000	$672,750	—	$—

(1)
The estimated value of the In the Money Options equals the aggregate number of Shares underlying the In the Money Options multiplied by the amount by which the cash portion of the Merger Consideration ($27.00) exceeds the per share exercise price of the In the Money Options.

(2)	The estimated value of the Company RSUs equals the aggregate number of Shares underlying the Company RSUs, multiplied by the Merger Consideration ($27.00).
Treatment of Company ESPP
Pursuant to the Merger Agreement, the Company will take all actions necessary to: (i) suspend the commencement of any future offering period following the date of the Merger Agreement under the Company ESPP, (ii) provide that no increases to participants’ payroll deduction elections shall be permitted during the current offering period from those in effect as of the date of the Merger Agreement, (iii) provide that, except to the extent required by applicable Legal Requirements, no individual participating in the Company ESPP shall be permitted to make separate non-payroll contributions to the Company ESPP, (iv) provide that no individuals may enroll in the Company ESPP during the period from the date of the Merger Agreement through the Effective Time, (v) provide that all outstanding purchase rights under the Company ESPP shall be fully exercised on the earlier of (A) the regularly scheduled purchase date for such offering period or (B) a date that is no later than five business days prior to the Effective Time, with any accumulated payroll deductions not applied to the purchase of Shares returned to the participant, and (vi) terminate the Company ESPP effective immediately prior to, and contingent upon, the Effective Time.

Executive Employment Agreements and Change in Control Severance
The Company has entered into employment agreements with each of its current executive officers that provide for “at will” employment with the Company. The employment agreements set forth the applicable executive officer’s salary, annual bonus compensation opportunities, eligibility for equity award grants, and benefit plan participation eligibility.
Furthermore, pursuant to such employment agreements, the executive officers are eligible to receive certain payments and benefits in the event of the executive officer’s termination of employment without cause or resignation by the executive officer for good reason (a “Qualifying Termination”). In the event of an executive officer’s Qualifying Termination, other than in connection with a change of control, the executive officer would be eligible to receive (i) 15 months (in the case of Mr. Palleiko) or 12 months (in the case of all other executive officers) of base salary continuation and (ii) 15 months (in the case of Mr. Palleiko) or 12 months (in the case of all other executive officers) of reimbursement for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), provided that the executive officer executes, and does not revoke, a separation agreement and release and continues to comply with any post-employment restrictive covenants.
Pursuant to the employment agreements, in the event of an executive officer’s Qualifying Termination within the 24-month period following a change in control (such termination, a “Change in Control Termination”), the executive officer will be eligible to receive a lump-sum cash payment equal to (i) 21 months (in the case of Mr. Palleiko) or 12 months (in the case of all other executive officers) of the executive officer’s base salary, (ii) 100% of target annual bonus for the fiscal year of termination; and (iii) up to 21 months (in the case of Mr. Palleiko) or 12 months (in the case of all other executive officers) of reimbursement for continuation coverage under COBRA, provided that in each case, the executive officer executes, and does not revoke, a separation agreement and release and continues to comply with any post-employment restrictive covenants.
The employment agreements (except for that of Mr. Yea) also include a Section 280G “better off” provision, which provides that, if any amount received by the executive officer pursuant to the agreement or otherwise that would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the executive would receive the full amount of the payments and benefits or an amount reduced so that no portion would be subject to the excise tax, whichever would result in the largest payment to the executive on an after-tax basis.
For an estimate of the value of the payments and benefits described above that would be payable to the Company’s named executive officers upon an involuntary termination of employment in connection with the Merger (i.e., a Change in Control Termination), see the section below captioned “—Golden Parachute Compensation.” The aggregate amount of cash severance payable to Ms. Sweeny, Mr. Yea and Mr. Arif upon a Change in Control Termination is approximately $2,250,498.
Transaction Bonuses
The Company is permitted to pay the following cash transaction bonuses to the executive officers listed below, contingent upon their continued employment through the date of the closing of the Merger.

Name	Transaction Bonus Amount
Benjamin L. Palleiko	$5,070,000
Paul Audhya	$2,930,000
Nicole Sweeny	$2,500,000
Brian Piekos	$2,500,000

280G Mitigation Actions; Excise Tax Make-Whole
Under the Merger Agreement, the Company may implement certain strategies before the Effective Time to mitigate the amount of potential “excess parachute payments” for “disqualified individuals” (each as defined in Section 280G of the Code), which include the Company’s executive officers. In addition, the Company may enter into agreements with Ms. Sweeny and Mr. Piekos to provide for a “gross-up” payment to the executive in the event of the imposition of an excise tax on the executive, which will provide for payment to the executive of an amount intended to put the executive in substantially the same position, on an after-tax basis, as if the excise tax had not been imposed (taking into account income, employment, excise and other taxes which are imposed on the gross-up payment), provided that these payments may not exceed $4 million in the aggregate.

Employee Benefits
Under the Merger Agreement, among other things, Parent has agreed that for a period of one year following the date of closing of the Merger, Parent will provide, or cause to be provided, to each employee of the Company or its subsidiaries who is employed by the Company or its subsidiaries as of immediately prior to the date of the closing of the Merger and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate (as applicable) and target annual or short-term cash incentive opportunities that, in the aggregate, are at least equal to the base salary or hourly wage rate (as applicable) and target annual or short-term cash incentive opportunities provided to such Continuing Employee immediately prior to the date of the closing of the Merger and (ii) broad-based employee benefits (excluding any change-in-control or transaction-based payments, long-term incentives, nonqualified deferred compensation, severance, retention, equity or equity-based compensation, defined benefit plans, and post-retirement or retiree medical or retiree welfare benefits (the “Excluded Benefits”)) that are no less favorable in the aggregate to, at the discretion of Parent, the employee benefits (other than the Excluded Benefits) provided (A) by the Company or its subsidiaries to such Continuing Employee immediately prior to the date of the closing of the Merger or (B) by Parent or its affiliates (other than, following the closing of the Merger, the Surviving Corporation and its subsidiaries) to similarly situated employees of Parent or its affiliates.
Additionally, Parent has agreed that for the one-year period following the date of the closing of the Merger, Parent shall, or shall cause its applicable affiliates (including, following the closing of the Merger, the Surviving Corporation and its subsidiaries) to, provide each Continuing Employee with severance benefits that are no less favorable than, at the discretion of Parent, (i) the severance benefits made available to such Continuing Employee immediately prior to the date of the closing of the Merger or (ii) the severance benefits provided to similarly situated employees of Parent or any of its affiliates.
Potential for Future Arrangements
While, as of the date of this Schedule 14D-9, none of the Company’s current executive officers or directors have entered into any employment or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into employment or other arrangements with the Company’s executive officers or directors in the future.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on, or otherwise relates to, the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
Specifically, the table below assumes that (i) the Offer was consummated and the Effective Time occurred on May 6, 2026, (ii) the employment of the named executive officer will be terminated immediately following the Effective Time in a manner entitling such individual to receive severance payments and benefits upon a Change in Control Termination under his employment agreement, (iii) the named executive officer timely executes (and does not revoke) a separation agreement and release and complies with any applicable post-termination obligations, (iv) the named executive officer’s base salary rate and target annual bonus opportunity remain unchanged from those in place as of May 6, 2026, (v) no named executive officer receives any additional grants of equity awards, exercises any Company Options or vests in any Company RSUs on or prior to the Effective Time and (vi) no named executive officer enters into any new agreement with the Company, any of its affiliates or Parent or any of its affiliates or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Merger Consideration will be cancelled without payment of any consideration and therefore have not been included in the table below.
The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of the Company’s salaried employees. The values and descriptions also do not reflect withholding taxes that are applicable to any payments set forth in the table and assume that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Transaction Bonus ($)(5)	Total ($)(6)
Benjamin L. Palleiko	1,913,450	23,456,220	24,150	—	5,070,000	30,463,820
Brian Piekos	776,620	5,065,359	13,800	1,536,106	2,500,000	9,891,885
Paul K. Audhya	812,464	5,846,096	13,800	—	2,930,000	9,602,360

(1)
Represents the value of a lump-sum cash payment equal to (i) 21 months (in the case of Mr. Palleiko) and 12 months (for the other executive officers) of the executive officer’s base salary and (ii) target annual bonus for the year of termination, each as described above in the section captioned “— Executive Employment Agreements and Change in Control Severance” and based on the assumptions set forth above. The following table shows, for each named executive officer, as applicable, the amount of each component part of these cash payments. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within 24 months following a change in control transaction.

Name	Cash Severance Payment ($)	Target Annual Bonus ($)	Total ($)
Benjamin L. Palleiko	1,366,750	546,700	1,913,450
Brian Piekos	535,600	241,020	776,620
Paul K. Audhya	560,320	252,144	812,464

(2)
Represents estimated values associated with the full value of unvested In the Money Options, which are being cashed out in connection with the Merger, and the value of outstanding Company RSUs, which also are being cashed out in connection with the Merger, with each being treated as described above in the section captioned “—Treatment of Company Equity Awards” and based on the assumptions set forth above. In accordance with Item 402(t) of Regulation S-K, such values have been calculated using the Merger Consideration. By their terms, these arrangements are all “double-trigger” in nature, i.e., eligibility to receive these accelerated amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within 24 months following a change in control transaction. However, pursuant to the Merger Agreement, all Company incentive equity awards that are outstanding as of the Effective Time will be cashed out or cancelled in connection with the Merger on a “single-trigger” basis.

Name	Value of Unvested In the Money Options	Value of Unvested Company RSUs	Total
Benjamin L. Palleiko	$1,564,971	$21,891,249	$23,456,220
Brian Piekos	$914,109	$4,151,250	$5,065,359
Paul K. Audhya	$9,533	$5,836,563	$5,846,096

(3)
Represents the estimated cost of the payment to each named executive officer relating to employer health insurance contribution payments, as provided in the employment agreements, as described above in the section captioned “—Executive Employment Agreements and Change in Control Severance.” The following table shows, for each named executive officer, the amount of the health insurance contribution payment payable by the Company. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within 24 months following a change in control transaction.

Name	COBRA Premiums ($)
Benjamin L. Palleiko	24,150
Brian Piekos	13,800
Paul K. Audhya	13,800

(4)
Represents the estimated value of the tax reimbursement or “gross-up” payment the Company may make to each named executive officer in the event of the imposition of an excise tax on the named executive officer, which is equal to an amount intended to put the named executive officer in substantially the same position, on an after-tax basis, as if the excise tax had not been imposed (taking into account income, employment, excise and other taxes which are imposed on the gross-up payment). This amount is “single-trigger” in nature.

Name	Tax Reimbursement ($)
Benjamin L. Palleiko	—
Brian Piekos	1,536,106
Paul K. Audhya	—

(5)
Represents the value of the cash transaction bonuses the Company may make to each named executive officer in connection with the Merger, contingent upon their continued employment through the date of the closing of the Merger. This amount is “single-trigger” in nature.

Name	Transaction Bonus ($)
Benjamin L. Palleiko	5,070,000
Brian Piekos	2,500,000
Paul K. Audhya	2,930,000

(6)
Under the employment agreements, amounts are subject to reduction in the event the applicable named executive officer would receive a greater benefit on an after-tax basis by having some of his change in control-related payments and benefits being cut back rather than paying the excise tax under Section 4999 of the Code on such amounts. These amounts assume no such reduction is anticipated. Notwithstanding the foregoing, Mr. Piekos, will receive a tax reimbursement payment in connection with the Merger.

Indemnification of Directors and Officers; Insurance
The Company has entered into an indemnity agreement (each an “Indemnity Agreement” and collectively, the “Indemnity Agreements”) with each of its executive officers and directors. Among other things, the Indemnity Agreements require the Company to indemnify its executive officers and directors and, in certain cases, affiliates of such individuals, to the fullest extent permitted by the DGCL against liabilities that may arise by reason of such individual’s service to the Company or at the Company’s direction, and to advance expenses incurred as a result of any proceeding against such individual for which they could be indemnified. The foregoing summary of the Indemnity Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is included as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 6, 2025, and incorporated herein by reference. The Company also maintains an insurance policy that insures its directors and officers against certain liabilities, including liabilities arising under applicable securities laws.
The Merger Agreement provides that, for a period of six years from the Effective Time, Parent has agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation and any indemnification or other similar agreements of any Acquired Corporation, in each case as in effect of the date of the Merger Agreement, shall continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and shall cause each Acquired Corporation to) perform their obligations thereunder.
Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation has agreed that it will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), pursuant to and to the extent provided in the certificate of incorporation and bylaws (or other organizational documents) of each of the Acquired Corporations in effect on the date of the Merger Agreement or any indemnification agreement between such Indemnified Person and any of the Acquired Corporations in effect on the date of the Merger Agreement and set forth on the Company Disclosure Schedule, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements; provided, however, that neither Parent nor the Surviving Corporation nor any of their respective subsidiaries shall be obligated to indemnify or hold harmless any Indemnified Person in connection with any claim, action, suit or proceeding arising out of or resulting from fraud, intentional misconduct or knowing violation of law by such Indemnified Person; provided, further, that the foregoing exceptions shall not limit or affect the obligation of Parent or the Surviving Corporation to advance expenses pursuant to clause (x) of Section 6.4(a) of the Merger Agreement. In the event of any such claim, action, suit or proceeding, (x) Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified

Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified pursuant to the preceding sentence and (y) Parent shall, and shall cause the Surviving Corporation and its subsidiaries to reasonably cooperate in the defense of any such matter. Parent and the Surviving Corporation shall have the right (but not the obligation) to assume the defense of any claim, action, suit, or proceeding for which indemnification is sought under Section 6.4(a) of the Merger Agreement, with counsel reasonably satisfactory to the Indemnified Person, except to the extent otherwise provided in an indemnification agreement between such Indemnified Person and any of the Acquired Corporations in effect on the date of the Merger Agreement and set forth on the Company Disclosure Schedule. If Parent assumes such defense, the Indemnified Person shall not be entitled to retain separate counsel at the expense of Parent or the Surviving Corporation, unless (a) Parent agrees in writing to pay such fees, (b) the Indemnified Person has been advised by counsel that there is an actual conflict of interest between the Indemnified Person and Parent in the conduct of the defense, or (c) Parent fails to diligently pursue the defense after assuming it.
The Merger Agreement provides that for a period of six years after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ insurance maintained by or for the benefit of the Acquired Corporations or provide substitute policies for the Acquired Corporations, and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations in either case, of not less than the existing coverage and having other terms not less favorable to the insured Persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of the Merger Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by Section 6.4(b) of the Merger Agreement it shall obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Effective Time the Company may, at its option, purchase a “tail” directors’ and officers’ insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations. The tail directors’ and officers’ insurance policy shall provide coverage in an amount not less than the existing coverage and on other terms not less favorable to the insured Persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time. However, in no event shall the cost of any such tail exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.
Section 16 Matters
Prior to the Offer Acceptance Time, the Company and the Company Board will take appropriate action, to the extent necessary, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and each Company Option and Company RSU in the Merger by any officer or director of the Company who is subject to Section 16 of the Exchange Act intended to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or any of their respective Affiliates and any of the officers, directors or employees of Acquired Corporations that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. As of the date of this Schedule 14D-9, the compensation committee of the Company Board has so approved by unanimous resolution.

Notices to Holders of Company Warrants
From the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), the Company has agreed to deliver any notices required in connection with the Transactions under the terms of any outstanding warrants set forth on Schedule A of the Company Disclosure Schedule to the holders thereof, and the Company will provide Parent with a reasonable opportunity to review and comment on such notices and will give reasonable and good faith consideration to any comments provided by Parent to such notices.
Treatment of Convertible Senior Notes
Prior to the Effective Time, the Company has agreed to use reasonable best efforts to take all actions as may be required in accordance with, and subject to the terms of, the applicable provisions of the Indenture, dated as of September 29, 2025, between the Company and U.S. Bank Trust Company, National Association, as trustee, as amended or supplemented as of the date of the Merger Agreement (the “Convertible Senior Notes Indenture”), including the giving of the notices required by the Convertible Senior Notes Indenture in connection with the Transactions.
The Company shall use its reasonable best efforts to (i) execute and deliver any supplemental indentures required in connection with the Transactions and the consummation thereof to be executed and delivered to the Trustee (as defined in the Convertible Senior Notes Indenture) at or prior to the Effective Time under the Convertible Senior Notes Indenture and (ii) cause to be executed and delivered to the Trustee an officer’s certificate and an opinion of counsel (as such terms are defined in the Convertible Senior Notes Indenture) and any other related documentation required by the Convertible Senior Notes Indenture in connection with such supplemental indenture; provided that opinions of counsel required by the Convertible Senior Notes Indenture, as may be necessary to comply with all of the terms and conditions of the Convertible Senior Notes Indenture in connection with the Transactions shall be delivered by Parent and its counsel to the extent required to be delivered on or after the Effective Time.
Parent shall be given a reasonable opportunity to review any notice, announcement, certificate or legal opinion before such document is provided to the Trustee under the Convertible Senior Notes Indenture prior to the Effective Time, and the Company shall in good faith consider any comments made by Parent.
The Company shall not make any settlement election under or make any change to the terms of the Convertible Senior Notes Indenture or take any action that would result in a change to the Conversion Rate (as defined in the Convertible Senior Notes Indenture), in each case, without the prior written consent of Parent.
Financing Assistance
Subject to applicable Legal Requirements, during the Pre-Closing Period, the Company shall, and shall cause each Acquired Corporation to, and shall use reasonable best efforts to cause its and their respective Representatives to, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by Parent in connection with arranging, obtaining or syndicating third-party debt financing (if any) by Parent or any of its wholly owned subsidiaries, the proceeds of which are intended to be used to consummate the Transactions (the “Debt Financing”); provided that neither the Company nor any Acquired Corporation nor any of their respective Representatives shall be required to: (A) prepare or provide any financial statements or other financial information other than financial statements or other financial information that are filed or required to be filed with the SEC (before giving effect to any grace periods, exemptive Orders or other similar relief that would change the applicable due date) or to the extent such financial information is readily available to the Company; (B) provide any guarantees or grant any security interests on any of their equity interests or assets or otherwise become subject to any Encumbrance prior to the Effective Time; (C) take any action that would reasonably be expected to (i) give rise to a breach of any provision of their organizational documents or any representation, warranty, or covenant in the Merger Agreement or the failure of any condition to Closing set forth in Annex I of the Merger Agreement to be satisfied or (ii) conflict with, violate or result in a breach of or give rise to any right of termination or cancellation under any Material Contract; (D) incur any expense or liability that is not promptly reimbursed by Parent upon written request by the Company; or (E) adopt resolutions or consents, or deliver any opinion of legal counsel, relating to the Debt Financing prior to the Effective Time.

Notwithstanding anything to the contrary in the Merger Agreement, the condition set forth in Annex I, clause (c) of the Merger Agreement, as it applies to the obligations of the Company under Section 6.14 of the Merger Agreement, will be deemed to be satisfied unless the Debt Financing is not obtained and the Company’s willful and material breach of its obligations under Section 6.14 of the Merger Agreement was the primary cause of the failure of the Debt Financing to be obtained.
Arrangements with Purchaser, Parent, and their Affiliates.
Merger Agreement
On April 29, 2026, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit herein to provide stockholders of the Company with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on May 13, 2026 are incorporated herein by reference and are not intended to provide any other factual information about the Company, KalVista UK, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of the Company or KalVista UK at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company, KalVista UK, Parent or Purchaser made in the Schedule TO and related exhibits, including the Offer to Purchase, this Schedule 14D-9, or other public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in parties’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, KalVista UK, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in other public filings made by Parent or Company with the SEC.
Mutual Confidentiality Agreement
The Company and Parent entered into a confidentiality agreement, dated January 23, 2026, as amended on February 27, 2026 (such amendment, the “Confidentiality Agreement Amendment,” and such agreement, as amended, the “Confidentiality Agreement”), for the purpose of evaluating a potential business relationship or transaction. Under the terms of the Confidentiality Agreement, each of Parent and the Company agreed, subject to certain exceptions, to keep confidential certain proprietary or non-public information relating to the other party, including information regarding research, development, business plans, unpublished financial statements, trade secrets, know-how, intellectual property rights, and the existence and subject matter of any business discussions, negotiations, or agreements between the parties. Each party agreed to treat all such confidential information in the strictest confidence and to not use it for any purpose other than evaluating a potential business relationship or transaction between the parties. Each party further agreed not to disclose, directly or indirectly, any confidential information to any person who is not a party to the Confidentiality Agreement, except to its directors, officers, employees, representatives, independent contractors, consultants, professional advisors, affiliates, and its affiliates’ respective representatives, in each case as necessary for the purposes of the Confidentiality Agreement and subject to such persons being bound by confidentiality obligations at least equivalent to the terms of the Confidentiality Agreement. Parent also agreed to abide by a standstill provision which ceased to be effective upon the execution of the Merger Agreement and the announcement of the Transactions. The Confidentiality Agreement also contains a non-solicitation provision, pursuant to which Parent agreed that, for a period of 12 months from the date of the Confidentiality Agreement Amendment, neither Parent nor any of its representatives acting on its behalf would solicit for employment or hire any employee of the

Company who becomes known to Parent or its representatives in connection with the evaluation of a potential negotiated transaction, without the Company’s prior written consent, subject to an exception for general advertisements or solicitations that are not specifically targeted at such persons.
The foregoing summary of the Confidentiality Agreement and the Confidentiality Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement and the Confidentiality Agreement Amendment, copies of which are filed as Exhibit (e)(2) and Exhibit (e)(3) to this Schedule 14D-9, which are incorporated herein by reference.
Item 4.	The Solicitation or Recommendation.
After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Company management and its legal and financial advisors, on April 29, 2026, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.
Accordingly, and for the reasons described below in the section captioned “—Reasons for Recommendation,” the Company Board, on behalf of the Company, unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Company Board, the Company’s representatives, Parent’s representatives and other parties.
At the direction of the Company Board, the Company’s management team regularly meets with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, licensing arrangements, collaborations and other strategic transactions. The Company Board also periodically evaluates the Company’s historical performance, future growth prospects and long-term strategic plan and considers various strategic opportunities available to the Company as well as ways to enhance shareholder value, including in light of the business, competitive, regulatory, financing and economic environment and developments in the biopharmaceutical industry. These reviews have included discussions as to whether the Company should continue to execute on its strategy as a standalone company, pursue various partnerships, collaborations or licensing arrangements, seek to raise additional capital, and/or pursue a sale of the Company. On November 16, 2023, representatives of the Company’s management team met with representatives of Party A, a global pharmaceutical company, at an investor conference.
On December 3, 2023, representatives of Party A and the Company’s management team entered into a mutual confidentiality agreement in connection with ordinary course business development discussions, which did not contain a standstill provision.
On January 16, 2024, the Company granted representatives of Party A access to a virtual data room hosted by the Company.
On February 13, 2024, the Company announced positive topline data from its Phase 3 KONFIDENT clinical trial to evaluate the safety and efficacy of sebetralstat as the first potential oral, on-demand therapy for hereditary angioedema (“HAE”).
From February 13 through April 2024, as directed by the Company Board, representatives of Jefferies LLC (“Jefferies”), financial advisor to the Company, engaged with 18 strategic parties, including Party A, to assess their interest in reviewing data from the Company’s Phase 3 KONFIDENT clinical trial. Several parties, including Party A, met with the Company to review such data and conducted preliminary scientific, technical, and regulatory due diligence. None of these discussions resulted in the expression of serious interest in a transaction or the submission of a proposal.
On April 26, 2024, a representative of Party A informed a representative of Jefferies that, while Party A was interested in a potential strategic transaction involving the Company, given competing priorities of Party A, including an ongoing capital raise and integration efforts relating to a then-pending acquisition, Party A would not be in a position to submit an acquisition proposal until the second half of 2024.
Later on April 26, 2024, the Company terminated Party A’s access to the virtual data room.
On April 29, 2024, a representative of Party A contacted Benjamin L. Palleiko, the Company’s Chief Executive Offer, to schedule a follow up discussion, which was scheduled for June 5, 2024.
On June 5, 2024, representatives of Party A met with representatives of the Company’s management team, during which meeting Party A expressed continued interest in a strategic transaction involving the Company. Representatives of the Company’s management team indicated that the Company was focused on the commercial launch of sebetralstat for the treatment of acute attacks of HAE.
On June 26, 2024, representatives of Party A met with representatives of the Company’s management team, during which meeting Party A again expressed continued interest in a potential strategic transaction involving the Company and noted that the two primary areas of focus for Party A in submitting an acquisition proposal were the price of commercial sebetralstat for the treatment of HAE outside of the United States and the potential impact of prophylactic drugs for the treatment of HAE on the Company’s market share.
On July 17, 2024, Party A submitted a written proposal (the “July 17 Party A Proposal”) to acquire all of the outstanding shares of the Company for $21.00 per Share in cash. The July 17 Party A Proposal was conditioned on the execution of tender and support agreements with key stockholders of the Company. In the July 17 Party A Proposal, Party A requested a four-week exclusivity period and indicated its ability to execute definitive transaction documentation and announce a transaction within three to four weeks, assuming the availability of Company personnel and information for due diligence purposes.
On July 22, 2024, the Company Board held a meeting, also attended by representatives of Centerview Partners LLC (“Centerview”) and Jefferies, financial advisors to the Company, and Fenwick & West LLP (“Fenwick”), the Company’s outside corporate counsel. During the meeting, representatives of Centerview and Jefferies reviewed the July 17 Party A Proposal. Following discussion, the Company Board determined to reject the July 17 Party A Proposal and authorized representatives of Centerview to contact Parent, Party B, Party C, and five other counterparties, all of which are global pharmaceutical companies and all except for one of which were contacted in the February to March period, identified as most likely to be interested in a potential strategic transaction involving the Company based on prior interactions with the Company and, in discussion with the Company’s advisors, the Company Board’s assessment of the strategic landscape, taking into account that 18 parties had been contacted in the February to March period and that none of those interactions had resulted in the expression of serious interest or a proposal.
Following the July 22, 2024 meeting, consistent with the Company Board’s direction, Centerview contacted Parent, Party B, Party C and five other counterparties to assess their interest in a potential strategic transaction involving the Company. Of the contacted parties, Party C expressed the most interest in a potential transaction involving the Company; however, after discussing internally, Party C declined interest in evaluating a potential transaction involving the Company. Party C did not enter into a confidentiality agreement with the Company and did not conduct any due diligence concerning the Company.
On July 30, 2024, Party A submitted a revised written proposal (the “July 30 Party A Proposal”) to acquire all of the outstanding shares of the Company for $22.50 per Share in cash. The July 30 Party A Proposal was conditioned on a three-week exclusivity period and proposed concurrent negotiation of definitive transaction documents and tender and support agreements by certain stockholders of the Company.
Later on July 30, 2024, the Company Board held a meeting, also attended by representatives of Centerview, Jefferies and Fenwick. During the meeting, representatives of Centerview reviewed the July 30 Party A Proposal and updated the Company Board on its outreach to the additional counterparties it had contacted at the Company Board’s direction. Following discussion, the Company Board instructed Centerview to convey to Party A that the price in its revised proposal was still not at a level at which the Company Board would transact and needed to be improved further.
On July 31, 2024, consistent with the Company Board’s instructions, representatives from Centerview conveyed to representatives of Party A that the price in its proposal was still not at a level at which the Company Board would transact and needed to be improved further.

On August 3, 2024, Party A submitted a revised oral proposal (the “August 3 Party A Proposal”) to acquire all of the outstanding shares of the Company for $23.00 per Share in cash, which it characterized as its “best and final” proposal.
On August 4, 2024, the Company Board held a meeting, also attended by representatives of Centerview, Jefferies and Fenwick. During the meeting, the Company Board discussed the August 3 Party A Proposal with the Company’s advisors. Following discussion, the Company Board directed Centerview to communicate to Party A that the Company was willing to engage in discussions related to the August 3 Party A Proposal and authorized Party A to conduct confirmatory due diligence.
Later on August 4, 2024, consistent with the Company Board’s instructions, representatives from Centerview informed representatives of Party A that the Company was willing to engage in discussions relating to the August 3 Party A Proposal and authorized Party A to conduct confirmatory due diligence.
Between August 4 and August 26, 2024, Party A and its advisors conducted confirmatory due diligence relating to key functional areas, including commercial, intellectual property, legal, tax, regulatory and human relations.
On August 6, 2025, the Company restored Party A’s access to the virtual data room.
On August 15, 2024, Sullivan & Cromwell LLP (“S&C”), Party A’s outside counsel, shared an initial draft merger agreement with Fenwick. Between August 15 and August 26, 2024, representatives of Fenwick and S&C exchanged drafts of the merger agreement, tender and support agreements and various other ancillary transaction documents.
On August 21, 2024, Party A and the Company amended their existing confidentiality agreement to include a standstill provision that did not contain “don’t-ask-don’t-waive” language and expired on the earlier of (1) May 21, 2025, and (2) the Company’s entry into a definitive agreement with a third party contemplating change of control transaction.
On August 26, 2024, representatives of Party A informed Centerview that, following a presentation to the board of directors of Party A relating to the results of Party A’s confirmatory due diligence, the board of directors of Party A had not approved the August 3 Party A Proposal and that Party A would no longer be pursuing a transaction involving the Company at this time.
On July 7, 2025, the Company announced that the U.S. Food and Drug Administration (“FDA”) had approved EKTERLY® (sebetralstat) for the treatment of acute attacks of HAE in adult and pediatric patients aged 12 years and older.
On September 4, 2025, given the absence of third-party indications of interest and the Company’s focus on business operations, the Company terminated Jefferies’ engagement.
On December 19, 2025, Party B and the Company entered into a mutual confidentiality agreement in advance of planned discussions between the Company’s business development team and Party B at the 2026 J.P. Morgan & Co. Annual Healthcare Conference in San Francisco, California (the “2026 JPM Conference”), which did not contain a standstill provision.
Over the course of late-2025 and early-2026, Mr. Palleiko had discussions with the members of the Company Board regarding the Company’s financial advisors in the event that the Company Board would need to evaluate a proposal to acquire the Company. Through the course of those discussions the members of the Company Board expressed a view that in such a case they would plan to work with Centerview as its sole financial advisor.
Between January 13 and 15, 2026, the Company’s business development team met with representatives of Parent, Party B and Party D, a global pharmaceutical company, at the 2026 JPM Conference. During these sessions, all three parties indicated strategic interest in the Company. At that time, the Company noted that the Company was focused on the commercial launch of EKTERLY® and was not interested in pursuing strategic alternatives.
On January 23, 2026, following discussions at the 2026 JPM Conference, Parent and the Company entered into a mutual confidentiality agreement for purposes of exploring a range of business relationships, including a potential business combination transaction, which did not contain a standstill provision. In connection with the confidentiality agreement, Parent requested access to certain non-public information that they indicated would enable them to continue evaluation of a potential strategic transaction.

On January 26, 2026, following discussions at the 2026 JPM Conference, Party D and the Company entered into a entered into a mutual confidentiality agreement for purposes of exploring a range of business relationships, including a potential business combination transaction, which did not contain a standstill provision.
On January 27, 2026, representatives of the Company’s business development team spoke with representatives of Parent, during which discussion Parent confirmed continued interest in submitting a proposal for a strategic transaction involving the Company. Representatives of Parent requested additional information to help them evaluate a potential strategic transaction and requested a meeting with Mr. Palleiko, which was scheduled for February 5, 2026.
On February 5, 2026, Mr. Palleiko spoke by phone with Giacomo Chiesi, Parent’s Head of Global Rare Diseases, during which call Mr. Chiesi provided Mr. Palleiko with background on Parent. Mr. Chiesi indicated that he had received support from Parent’s board of directors to make a proposal for a potential strategic transaction and further noted that Parent had scheduled a meeting of its board of directors on February 18 to formally approve an offer for a strategic transaction involving the Company. Mr. Palleiko explained that the Company was not pursuing strategic alternatives as the Company’s management team had been occupied with the successful ongoing launch of EKTERLY® and noted that, if Parent were to submit a proposal for a strategic transaction, it would need to involve a substantial premium for the Company Board to consider it.
On February 13, 2026, Mr. Chiesi contacted Mr. Palleiko to schedule an in-person follow-up meeting during the afternoon of February 19. Mr. Palleiko replied that he would prefer if Parent first submitted a proposal for a strategic transaction for the Company’s review in advance of a follow-up meeting, after which the Company would follow up as appropriate.
On February 19, 2026, Mr. Chiesi spoke with Mr. Palleiko by phone to describe the terms that would be included in a written proposal to be delivered by email following Mr. Chiesi and Mr. Palleiko’s conversation.
Later on February 19, 2026, Parent submitted a written proposal (the “February 19 Parent Proposal”) to acquire all of the outstanding shares of the Company for $24.00 per Share in cash. In the February 19 Parent Proposal, Parent expressed that the proposed transaction with the Company was a priority and that, assuming the availability of Company personnel and requested information for due diligence, Parent could complete due diligence in four weeks. The February 19 Parent Proposal indicated that Parent would finance the transaction using a combination of cash on hand and external debt financing, but that the transaction would not be subject to any financing conditions or contingencies. The February 19 Parent Proposal represented a 55% premium to the Company’s closing trading price on February 18, 2026, and reflected an implied total equity valuation of approximately $1.7 billion.
On February 20, 2026, after being notified by Mr. Palleiko of the February 19 Parent Proposal, the Company Board held a meeting, also attended by representatives of the Company’s management team, Centerview, Kirkland & Ellis LLP (“Kirkland”), the Company’s outside M&A counsel, and Fenwick. During the meeting, representatives of Centerview provided the Company Board with an overview of the February 19 Parent Proposal. Representatives of Centerview discussed with the Company Board a transaction premia analysis based on the current offer at various increased offer prices selected by Centerview. The Company Board engaged in a discussion with Centerview regarding 12 potential counterparties identified by the Company’s management team, after discussion with its advisors, as potentially interested in a strategic transaction involving the Company. Following discussion, the Company Board directed representatives of Centerview to contact three potential counterparties the Company Board determined were most likely to engage in a strategic process: Party A, Party B and Party D. The Company Board directed Centerview to inform these three counterparties that the Company had received a credible acquisition proposal that was under consideration by the Company and to determine their interest in participating in a strategic process, and the Company Board discussed with representatives of Centerview strategies for engagement with such counterparties to increase value and expressed support for such strategies. The Company Board also discussed with representatives of Centerview potential responses to the February 19 Parent Proposal. Following discussion, the Company Board directed representatives of Centerview to communicate to Parent that the Company Board had reviewed the February 19 Parent Proposal and, while it could be open to a strategic transaction, the price in the February 19 Parent Proposal was not at a level where the Company Board would be willing to transact. The Company Board also instructed representatives of Centerview to relay to Parent that the Company would provide select key diligence items to help Parent refine its analysis and find additional value. Additionally, the Company Board directed Centerview to work with the Company’s management team to advance a valuation analysis for discussion with the Company Board in the near term.
On February 23, 2026, consistent with the Company Board’s instructions, representatives of Centerview met by videoconference with representatives of Lazard Frères & Co. LLC (“Lazard”), financial advisor to Parent to inform

Lazard that the price indicated in the February 19 Parent Proposal was not at a level at which the Company Board was willing to transact, but that the Company Board was willing to provide Parent with access to certain information to assist Parent with identifying additional value. The representatives of Centerview noted that the Company was populating a virtual data room containing confidential due diligence materials for this purpose. Representatives of Lazard confirmed Parent’s willingness to conduct additional diligence to assist Parent with identifying additional value.
Also on February 23, 2026, consistent with the Company Board’s direction, representatives of Centerview spoke with representatives of Party A by phone to inform them that the Company had received a credible acquisition proposal and to determine Party A’s interest in participating in a strategic process. Representatives of Party A indicated that Party A had continued to follow the Company since prior discussions ended in 2024 and that Party A remained interested in a potential strategic transaction involving the Company. Representatives of Party A noted that Party A would provide a short list of diligence items that they needed to prepare a proposal.
Also on February 23, 2026, consistent with the Company Board’s direction, representatives of Centerview spoke with representatives of Party D by videoconference to inform them that the Company had received a credible acquisition proposal and to determine Party D’s interest in participating in a strategic process. Representatives of Party D indicated interest in a potential strategic transaction involving the Company and noted that Party D had been independently reviewing the opportunity. Representatives of Party D indicated they would discuss internally and revert with additional feedback.
On February 24, 2026, consistent with the Company Board’s direction, representatives of Centerview spoke with representatives of Party B by phone to inform them that the Company had received a credible acquisition proposal and to determine Party B’s interest in participating in a strategic process. Representatives of Party B confirmed interest in a potential strategic transaction involving the Company and indicated that they had independently been working on a proposal.
On February 25, 2026, Party B submitted a written proposal (the “February 25 Party B Proposal”) to acquire all of the outstanding shares of the Company for $19.00 per Share in cash. In the February 25 Party B Proposal, Party B indicated that it would be willing to negotiate the transaction agreement in parallel with the completion of its due diligence in order to sign and announce a transaction within three weeks.
Also on February 25, 2026, following a discussion with the Company’s management team and at the direction of the Company’s management team, consistent with prior Company Board discussions, representatives of Centerview spoke with representatives of Party B to inform Party B that any transaction was likely to occur in the high $20s per Share range and that Party B needed to meaningfully improve the February 25 Party B Proposal to be competitive. Consistent with their discussion with the Company’s management team, representatives of Centerview noted that the lead party’s proposal was in the mid $20s per Share range and had already been rejected by the Company Board. Representatives of Centerview also indicated that the Company would be willing to provide limited due diligence to assist Party B in identifying additional value.
Also on February 25, 2026, representatives of Centerview spoke with representatives of Party D regarding Party D’s interest in a potential transaction. Representatives of Party D reiterated their interest in a potential strategic transaction involving the Company and indicated they were continuing to evaluate the opportunity, including through their own market research. Representatives of Party D further indicated they would require until the end of March to determine whether to submit a proposal and, if so, formulate such proposal.
On February 26, 2026, Party A and the Company amended their existing confidentiality agreement to extend the term of the agreement until February 26, 2028, and to renew the term of the standstill provision contained therein until the earlier of (1) November 26, 2026, and (2) the Company’s entry into a definitive agreement with a third party contemplating change of control transaction.
On February 27, 2026, Parent and the Company amended their existing confidentiality agreement to include a standstill provision that did not contain “don’t-ask-don’t-waive” language and expired on the earlier of (1) February 27, 2027, and (2) the Company’s announcement of its entry into a definitive agreement contemplating a change of control transaction.
Also on February 27, 2026, the Company’s management team held a virtual management presentation based on non-public diligence information with representatives of Parent, also attended by representatives of Centerview.

On March 1, 2026, the Company granted representatives of Parent and Party B access to a virtual data room hosted by the Company containing confidential due diligence materials.
On March 3, 2026, the Company’s management team held a virtual management presentation based on non-public diligence information with representatives of Party B, also attended by representatives of Centerview.
On March 5, 2026, the Company granted representatives of Party D access to a virtual data room hosted by the Company containing confidential due diligence materials.
Also on March 5, 2026, the Company’s management team held a virtual management presentation based on non-public diligence information with representatives of Party A, also attended by representatives of Centerview.
On March 10, 2026, the Company granted representatives of Party A access to a virtual data room hosted by the Company containing confidential due diligence materials.
On March 12, 2026, a representative of Centerview held a call with a representative of Party A to discuss the status of Party A’s evaluation of a potential transaction. A representative of Party A indicated that they were continuing to evaluate the opportunity and planned to revert with additional feedback on March 16, 2026. The representative of Party A asked for valuation guidance and Centerview noted that any potential transaction was likely to occur in the high $20s per Share range. A representative of Centerview noted that the lead party’s proposal was in the mid $20s per Share range and had already been rejected by the Company Board.
On March 13, 2026, Party B submitted a revised written proposal (the “March 13 Party B Proposal”) to acquire all of the outstanding shares of the Company for $23.00 per Share in cash. In the March 13 Party B Proposal, Party B indicated that it would finance the proposed transaction using a combination of cash on hand, debt financing and a “modest equity issuance” that would be subject to approval by Party B’s shareholders.
Also on March 13, 2026, representatives of Centerview met with representatives of Lazard by videoconference to receive an update on the status of Parent’s diligence in advance of the Company Board meeting later that day. During this meeting, representatives of Lazard mentioned that Parent was finalizing a market research study and planned to submit a revised proposal at the end of the week of March 16 or the beginning of the week of March 23 once the study was complete.
Also on March 13, 2026, the Company Board held a meeting, also attended by representatives of the Company’s management team, Centerview, Kirkland and Fenwick. Representatives of Centerview provided the Company Board with an update on the sale process and an overview of the non-binding proposals received by the Company, including the March 13 Party B Proposal. Representatives of Centerview noted that the March 13 Party B Proposal was lower than the February 19 Parent Proposal and that Party B had not followed the guidance representatives of Centerview had relayed to Party B at the direction of the Company’s management team, consistent with prior Company Board discussions, that any transaction was likely to occur in the high $20s per Share range and that they would have to meaningfully improve the February 25 Party B Proposal to be competitive with where the lead party was likely to ultimately bid. Representatives of Centerview also noted that Parent was finalizing a market research study and planned to submit a revised proposal at the end of the week of March 16 or the beginning of the week of March 23 once that was complete. The Company Board discussed with the Company’s management team and its advisors proposed feedback to Party B on its revised proposal, the fact that Parent was not yet aware of competition in the process, and potential responses by the Company to Parent’s revised proposal when received, including whether to inform Parent that the process was competitive and the position of other bidders relative to Parent. Following discussion, the Company Board directed Centerview to relay to Party B that the March 13 Party B Proposal undervalues the Company and that its revised proposal must be in the high $20s per Share range in order to be competitive with another bidder in the process. Representatives of Centerview also relayed to the Company Board that Party D had informed Centerview that it was considering whether to submit a non-binding proposal and, if so, would submit such proposal at the end of March. Representatives of Centerview further explained that Party A was engaged and continuing to evaluate the opportunity, and was aware of the pricing guidance in order for a proposal to be competitive.
Next, representatives of Centerview discussed with the Company Board the non-binding proposals received by the Company. Representatives of the Company’s management team then discussed with the Company Board preliminary non-public, unaudited prospective financial information for the Company for fiscal years 2026 through 2042 prepared by the Company’s management team (which we refer to as the “Management Projections”) and the key underlying assumptions used to prepare such financial information. For more information about the Management Projections, see the section of this Schedule 14D-9 captioned “—Certain Unaudited Prospective Financial Information of the

Company.” Representatives of Centerview then reviewed Centerview’s preliminary financial analyses of the Company and a potential transaction, including Centerview’s analysis of the February 19 Parent Proposal, prepared based on the Management Projections. Representatives of Centerview then discussed with the Company Board next steps in the sale process, including Centerview’s upcoming feedback call with Party B, the expected revised proposal from Parent and the fact that representatives of Party A had told Centerview that Party A would provide an update on its interest in the sale process on March 16, 2026. Representatives of Centerview then conveyed to the Company Board that each of the four bidders had received access to limited diligence, had asked diligence questions, and, except for Party D, had attended a management presentation.
On March 17, 2026, consistent with the Company Board’s direction, representatives of Centerview spoke with representatives of Party B by phone to explain that the March 13 Party B Proposal remained below the lead party’s initial proposal, which had already been rejected by the Company Board. Representatives of Centerview further noted that the lead party was expected to submit a revised proposal that week and reiterated that, consistent with the Company Board’s direction, in order to consummate a transaction, Party B would likely need to improve its offer to the high $20s per Share range. Representatives of Party B replied that Party B would return with a response after connecting internally.
Also on March 17, the Company’s management team held a virtual management presentation based on non-public diligence information with representatives of Party D, also attended by representatives of Centerview.
Also on March 17, 2026, representatives of Party A conveyed to representatives of Centerview by phone that Party A would no longer be pursuing a transaction involving the Company, sharing that while they were impressed with the Company, a transaction to acquire the Company would require investing significant resources and that the potential timing was not ideal for Party A due to competing business development priorities.
Also on March 17, 2026, representatives of Centerview met with representatives of Party D’s financial advisor, during which representatives of Party D’s financial advisor confirmed that Party D was still considering whether to submit a non-binding proposal and that they would need until the end of March 2026 to make that determination.
On March 18, 2026, Parent submitted a revised written proposal (the “March 18 Parent Proposal”) to acquire the Company for $26.50 per Share in cash. In the March 18 Parent Proposal, Parent indicated that, assuming the availability of requested due diligence information, the parties could move promptly toward signing and announcing a transaction as early as mid-April 2026. The March 18 Parent Proposal represented a 60% premium to the Company’s closing trading price on March 17, 2026 and reflected an implied total equity valuation of approximately $1.9 billion.
On March 19, 2026, the Company Board held a meeting, also attended by representatives of the Company’s management team, Centerview, Kirkland and Fenwick. Representatives of Centerview provided the Company Board with an overview of the March 18 Parent Proposal, an update on the feedback that Centerview delivered during its March 17 conversation with representatives of Party B and informed the Company Board that Party A was no longer interested in a transaction involving the Company. Representatives of Centerview also explained that a representative of Party D had confirmed that Party D was still considering whether to submit a non-binding proposal and that it would need until the end of March 2026 to make that determination. The Company Board and representatives of Centerview then discussed potential responses to the March 18 Parent Proposal. After discussion, the Company Board determined to allow Parent to conduct confirmatory due diligence, with the understanding that Parent would need to further improve its proposal in order for the Company Board to approve a transaction. The Company Board and Centerview then discussed the potential to increase value through competition and the Company Board acknowledged that the receipt of an offer from Party D was likely the best option for doing so. Following discussion, the Company Board determined to refrain from entering into a transaction with any potential counterparty until the Company received a non-binding proposal from Party D or confirmation that Party D was not interested in pursuing a transaction involving the Company.
Later on March 19, 2026, representatives of Centerview held a call with representatives of representatives of Party D’s financial advisor to discuss the status of Party D’s evaluation of a potential transaction. Representatives of Party D’s financial advisor reiterated that they were continuing to evaluate the opportunity and were working toward submitting a proposal by the end of March. Consistent with prior Company Board discussions, representatives of Centerview informed representatives of Party D’s financial advisor that Party D would need to be in the high $20s per Share range to be competitive and consummate a transaction.
Later on March 19, 2026, representatives of Centerview spoke with representatives of Lazard to convey the Company Board’s feedback regarding the March 18 Parent Proposal, including that the Company Board had authorized the Company to facilitate Parent’s confirmatory diligence. Representatives of Centerview also conveyed that the price in the March 18 Parent Proposal was not at a level at which the Company Board would be prepared to transact and that the parties would need to revisit value following the completion of diligence.
On March 20, 2026, representatives of Party B informed Centerview by phone that Party B was withdrawing from the sale process, noting that, while they were interested in a strategic transaction involving the Company, they were unable to support a proposal even in the mid $20s per Share. The representatives of Party B indicated a willingness to re-engage with the Company at a value below the mid $20s per Share range if discussions with the lead party did not lead to a definitive transaction.
Also on March 20, 2026, representatives of Party D’s financial advisor met by phone with a representative of Centerview and informed Centerview that Party D was withdrawing from the sale process, noting that, while they were interested in a strategic transaction involving the Company, it was difficult for them to justify a proposal even in the mid $20s per Share range based on their diligence.
On March 21, 2026, a representative of Centerview met with a representative of Party D in person, and the representative of Party D confirmed to the representative of Centerview that Party D was withdrawing from the process and could not support a proposal even in the mid $20s per Share range. However, the representatives of Party D also indicated a willingness to re-engage with the Company if discussions with the lead party did not lead to a definitive transaction, at a valuation below the mid $20s per Share range.
Between March 20 and April 28, 2026, Parent and its representatives engaged in discussions with the Company and its representatives concerning confirmatory due diligence matters.
On March 31, 2026, at the direction of the Company’s management team, representatives of Kirkland shared an initial draft merger agreement with Parent through the virtual data room.
Also on March 31, 2026, representatives of Centerview spoke with Lazard by phone to discuss the status of Parent’s due diligence and timing for announcement of a potential transaction assuming that the parties aligned on transaction terms. Representatives of Lazard informed Centerview that Parent planned to complete a majority of its due diligence by early April, but that the board of directors of Parent would not be meeting until mid-April at the earliest and that it was not likely that the Parent board of directors would be prepared to approve a transaction before that date. Representatives of Centerview reiterated that Parent would have to improve its proposal for the Company Board to approve a transaction.
On April 3, 2026, the Company Board held a meeting, also attended by representatives of Centerview, Kirkland and Fenwick. Representatives of Centerview updated the Company Board on the sale process, including that Party B and Party D had both informed Centerview that they could not support a proposal even in the mid $20s per Share range and were ending their participation in the sale process, but that they would still be interested in pursuing a transaction with the Company if discussions with the lead party did not lead to a definitive transaction. Representatives of Centerview noted that, since Party B withdrew from the sale process, there had been market rumors that Party B was in strategic transaction discussions with a third party. Representatives of Centerview then updated the Company Board on Centerview’s March 31 discussion with Lazard, including the status of Parent’s due diligence, the expected timing of announcement of a potential transaction in light of the timing of Parent’s board of directors meeting and Centerview’s direction to Parent that it would have to improve its proposal in order for the Company Board to transact. After the representatives of Centerview exited the meeting, Mr. Palleiko summarized the terms of the Company’s draft engagement letter with Centerview. Following discussion, the Company Board authorized Mr. Palleiko to finalize the Centerview engagement letter based on the terms discussed. A representative of Kirkland also explained to the Company Board that it would need to take further action to approve the engagement of Centerview after Centerview submitted its relationship disclosure to the Company Board.
On April 8, 2026, representatives of Centerview spoke with Lazard by videoconference to discuss updates concerning the status of Parent’s diligence and the expected timing of Parent’s board of directors’ meeting to consider and approve a transaction. Representatives of Centerview noted that Lazard had previously indicated that Parent had already completed a majority of its due diligence and, therefore, Parent should be able to schedule such meeting in the relatively near team. Representatives of Lazard stated that Parent was in the process of scheduling a meeting of its board of directors, but that it was not likely that such meeting would occur until late April.
On April 9, 2026, Centerview delivered its relationship disclosure with respect to Parent to Kirkland, which was subsequently provided to the Company Board.

On April 14, 2026, representatives of Centerview spoke with Lazard by videoconference to discuss updates concerning the status of Parent’s diligence and the expected timing of Parent’s board of directors’ meeting to consider and approve a transaction. Representatives of Centerview informed representatives of Lazard that, if the parties were to transact, the Company Board would expect a transaction to be announced no later than the Company’s anticipated earnings release on May 5, 2026. Representatives of Centerview and Lazard agreed to work toward completing Parent’s due diligence and finalizing the transaction documentation in advance of the April 28 meeting of Parent’s board of directors. Representatives of Lazard noted that Parent expected to submit a revised proposal following the meeting of its board of directors.
On April 17, 2026, the Company Board held a meeting, also attended by representatives of Centerview, Kirkland and Fenwick. Representatives of Centerview provided the Company Board with an update on Centerview’s April 8 and April 14 conversations with Lazard, including that the meeting of Parent’s board of directors was scheduled for April 28 and that Parent planned to submit a revised proposal following the meeting. The Company Board discussed with its advisors the possibility that, if Parent’s revised proposal met the Company Board’s expectations on price, the parties could execute definitive transaction documentation and publicly announce a transaction shortly after executing such documentation. Representatives of Centerview also provided the Company Board with an update on the status of Parent’s due diligence, which was substantially complete. After the representatives of Centerview exited the meeting, representatives of Kirkland reviewed with the Company Board the relationship disclosures provided by Centerview. The Company Board determined that none of these relationships interfered with the Company’s engagement of Centerview in connection with a potential transaction involving Parent. The Company Board approved the engagement of Centerview by the Company, approved the Company’s entry into an engagement letter with Centerview and authorized Mr. Palleiko to execute the Centerview engagement letter on behalf of the Company. The Company Board and representatives of Kirkland and Fenwick discussed certain compensation matters recommended by the Company’s management team for the Company Board’s consideration in connection with a potential acquisition of the Company, including the establishment of change in control benefits for the three Senior Vice President employees to match the change in control benefits formula the Company provides to other Senior Vice President employees, the potential implementation of a transaction bonus pool, the analysis of the impact of Sections 280G and 4999 of the Code on certain payments expected to be made to the Company’s management team members in the event of a change in control (and the estimated cost of potential gross-up payments by the Company) and the potential implementation of a non-executive transaction bonus pool. The Company Board approved the establishment of change in control benefits for the three Senior Vice President employees and confirmed its support for the remaining compensation matters and directed the Company’s management team and its advisors to communicate these matters to Parent as part of the draft disclosure schedules.
Later on April 17, 2026, representatives of Ropes & Gray LLP (“Ropes & Gray”), Parent’s outside legal counsel, shared a revised draft merger agreement with Kirkland. Between April 17, 2026 and the announcement of the Transactions on April 29, 2026, representatives of Kirkland and Ropes & Gray exchanged drafts of the merger agreement and various other ancillary transaction documents. The key issues negotiated and resolved in the draft merger agreement included the size of the termination fee payable by the Company, the parties’ obligations to seek regulatory approvals for the transaction, the circumstances under which the parties could terminate the merger agreement, and the Company’s ability to implement various executive and employee compensation matters, including proposed 280G gross-up payments by the Company and the proposed transaction bonus pools (for a summary of these matters affecting executive officers, please see the section of this Schedule 14D-9 captioned “— Arrangements between the Company and its Executive Officers, Directors and Affiliates”; for more information about the Merger Agreement, please see the section of the Offer to Purchase captioned “The Merger Agreement”).
Also on April 17, 2026, the Company entered into an engagement letter with Centerview. For more information about the terms of the engagement letter, please see the section of this Schedule 14D-9 captioned “—Opinion of Centerview Partners LLC.”
On April 23, 2026, at Parent’s request, Mr. Chiesi and Mr. Palleiko spoke by phone to discuss an update on business developments at Parent and to provide the Company with an update on Parent’s progress concerning evaluation of a potential transaction.
On April 24, 2026, representatives of Centerview spoke with representatives of Parent by phone in advance of the meeting of Parent’s board of directors scheduled for April 28, 2026. Consistent with prior Company Board discussions, representatives of Centerview encouraged Parent to submit a price as close to $30.00 per Share in cash as it could to maximize the likelihood the Company Board would accept its revised proposal. Representatives of Parent responded that Parent had not identified meaningful additional value that would enable it to reach that amount and previewed that Parent’s revised proposal may include a contingent value right (“CVR”) to help bridge the valuation gap. Following this call, representatives of Centerview updated Mr. Palleiko of their conversation with representatives of Parent and relayed that Parent’s revised proposal may include a CVR.
On April 28, 2026, Mr. Chiesi spoke by phone with Mr. Palleiko to communicate Parent’s revised proposal, which Parent subsequently delivered in writing, of $26.50 per Share in cash, plus one CVR per Share representing the right to receive $1.00 in cash payable upon FDA approval of a new drug application for sebetralstat orally disintegrating tablets for the treatment of HAE in pediatric patients aged between two and 11 years old by December 31, 2027 (the “April 28 Parent Proposal”). Mr. Palleiko conveyed that the Company Board generally disapproved of CVRs and would likely not be interested in accepting a proposal containing a CVR given the Company is a commercial-stage business and because the negotiation of a CVR would be complex and time-consuming and that any potential value received would be incremental and inherently uncertain, particularly since Parent would be controlling the product. In response, Mr. Chiesi explained that the April 28 Parent Proposal had included a CVR proposal because Parent was reaching the limit of their cash valuation of the Company.
Later on April 28, 2026, after conferring with Brian J. G. Pereira, MD, Chairman of the Company Board, and Centerview, Mr. Palleiko spoke with Mr. Chiesi to submit a counterproposal consisting of $27.50 per Share in cash (the “April 28 Company Counterproposal”).
Later on April 28, 2026, Mr. Chiesi spoke with Mr. Palleiko by phone to submit a revised proposal of $27.00 per Share in cash (the “Revised April 28 Parent Proposal”), which Mr. Chiesi characterized as Parent’s “final” proposal, noting that Parent was unable to provide any additional upfront cash value. The Revised April 28 Parent Proposal represented a 41% premium to the Company’s closing trading price on April 27, 2026, and reflected an implied total equity valuation of approximately $1.9 billion. Mr. Chiesi also explained that, if the offer was to be accepted by the Company Board, given the late hour in Italy, it was unlikely that Parent would be in a position to announce a transaction before U.S. trading markets opened on April 29 and suggested announcing a transaction after U.S. markets closed on April 29 or before U.S. markets opened on April 30.
In the afternoon of April 28, 2026, the Company Board held a meeting, also attended by representatives of Centerview and Kirkland. Mr. Palleiko updated the Company Board on his conversations with Mr. Chiesi earlier the same day, including the April 28 Parent Proposal, the April 28 Company Counterproposal, the Revised April 28 Parent Proposal and Mr. Chiesi’s expectations concerning the timing of announcement of a transaction. Mr. Palleiko explained to the Company Board that he had relayed the Company Board’s general disapproval of CVRs and that, in response, Mr. Chiesi noted that Parent had reached the limit of its cash valuation. Following discussion, a representative of Kirkland relayed to the Company Board that, in its most recent draft of the merger agreement and related documents (collectively, the “Transaction Documents”), Parent had accepted the Company Board’s proposed non-executive transaction bonus pool and 280G gross ups. Representatives of Centerview then updated the Company Board concerning the interactions that Centerview had with representatives of Parent over the past week, during which Parent communicated that it was unable to submit an offer of $30.00 per Share in cash. The Company Board then discussed with representatives of Kirkland legal considerations as to fiduciary duties and in connection with its review of the proposed acquisition of the Company by Parent for $27.00 per Share in cash. Representatives of Centerview then reviewed their financial analysis of the Company and the proposed acquisition of the Company for $27.00 per Share in cash. For a detailed discussion of the Management Projections, which were authorized by the Company Board for use by Centerview in its financial analysis and opinion, please see the section of this Schedule 14D-9 captioned “—Certain Unaudited Prospective Financial Information of the Company.” The Company Board then discussed with representatives of Kirkland the material terms of the Transaction Documents, which had been shared with the Company Board in substantially final form prior to the meeting.
Next, the Company Board discussed with representatives of Kirkland and Centerview the comparison of the April 28 Parent Proposal to the Revised April 28 Parent Proposal. Following discussion concerning the benefits of upfront consideration and the drawbacks of contingent consideration, including the inherent uncertainty in receiving such value, the Company Board determined that the Revised April 28 Parent Proposal represented a greater risk-adjusted value for the Company’s stockholders than the April 28 Parent Proposal. Following discussion, the Company Board discussed with its advisors its desire to sign a transaction with Parent at a price of $27.00 per Share in cash before trading on Nasdaq opened on April 29, 2026, to reduce the risk of a leak. Following discussion, the Company Board instructed Mr. Palleiko to respond to Mr. Chiesi that the Company Board was willing to transact at $27.00 per Share in cash, but that a transaction must be announced before trading on

Nasdaq opened on April 29, 2026. The Company Board instructed representatives of Centerview to deliver Centerview’s oral opinion and requested that the representatives of Kirkland review the resolutions to approve the transaction, contingent on Parent agreeing to announce a transaction at $27.00 per Share in cash before trading on Nasdaq opened on April 29, 2026. Representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the Offer Price and Merger Consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 28, 2026 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than Excluded Shares (as defined below in the section captioned “—Opinion of Centerview Partners LLC)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of the financial analysis and opinion of Centerview, please see below under the section captioned “—Opinion of Centerview Partners LLC”. After considering the terms of the proposed transaction, including the potential benefits to the Company’s stockholders as well as the risks and uncertainties, taking into consideration the matters discussed during the meeting and prior meetings of the Company Board (for additional detail, see the various reasons described under the section of this Schedule 14D-9 captioned “—Reasons for Recommendation”), the Company Board unanimously, contingent upon finalization of the Transaction Documents and announcement of a transaction before U.S. trading markets opened on April 29, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; declared it advisable to enter into the Merger Agreement; approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; resolved that the Merger shall be effected under Section 251(h) of the DGCL; and resolved to recommend that Company stockholders tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.
Later on April 28, 2026, Mr. Palleiko spoke with Mr. Chiesi to explain that the Company Board was willing to accept the Revised April 28 Parent Proposal, contingent on Parent agreeing to announce a transaction before trading on Nasdaq opened on April 29, 2026. Mr. Chiesi confirmed that Parent would work to announce a transaction before U.S. trading markets opened on April 29 and that its advisors would work with the Company’s advisors to finalize the Transaction Documents.
On April 29, 2026, the Company and Parent entered into the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement prior to the opening of trading on Nasdaq on April 29, 2026.
On May 13, 2026, Purchaser commenced the Offer.
Reasons for Recommendation
At a meeting on April 28, 2026, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement. The Company Board consulted with members of the Company’s management and representatives from Centerview, Kirkland and Fenwick at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Company Board believes support its unanimous decision and recommendation.
•
Business, Financial Condition and Prospects. The Company Board weighed the certainty of realizing an upfront payment of $27.00 per Share in cash in the Offer and the Merger against the uncertainty that the Company’s trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with the Company and its business as stand-alone company. In doing so, the Company Board considered both the current and historical financial condition, results of operations, competitive position, assets, business and prospects of the Company, including certain forecasts for the Company prepared by members of its management (as discussed in the section captioned “—Certain Unaudited Prospective Financial Information of the Company”), the risks and uncertainties associated with the Company continuing as a stand-alone company and the lack of another strategic alternative expected to be in the best interests of the Company and its stockholders. These risks included the success of the Company’s efforts to commercialize EKTERLY, including revenues from sales of EKTERLY; the Company’s ability to successfully obtain additional foreign regulatory approvals for sebetralstat; the Company’s expectations about the safety and efficacy of sebetralstat and the Company’s other product candidates; the timing of clinical trials and their results, the Company’s ability to commence clinical studies or complete ongoing clinical studies, including the Company’s KONFIDENT-S and KONFIDENT-KID trials, and the ability of EKTERLY to treat HAE; potential contingent liabilities affecting the Company; factors affecting the revenues and profitability of biopharmaceutical companies generally; and other risk factors set forth in the Company’s Transition Report on Form 10-KT for the transition period from May 1, 2025 to December 31, 2025, as amended, as filed with the SEC.
•
Implied Premium. The Company Board considered the fact that the Offer Price represented a 40% premium over the Company’s closing Share price on April 28, 2026, the last trading day before the Company Board approved the Transactions, an approximately 36% premium over the Company’s 30-trading day volume-weighted average share price from that same day, and an approximately 45% premium over the Company’s 60-trading day volume-weighted average share price from that same day.

•
Certainty of Value. The Company Board considered the fact that the Offer Price and Merger Consideration payable to the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide the Company’s stockholders with immediate liquidity and certainty of value. The Company Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with the Company’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of Shares.

•
Negotiation Process. The Company Board considered the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by the Company with the knowledge and at the direction of the Company Board and with the assistance of independent financial and legal advisors. The Company Board also considered the enhancements that the Company was able to obtain as a result of negotiations with Parent, including the increase in Parent’s proposed acquisition price from the time of its initial expression of interest to the end of negotiations and the inclusion of provisions in the Merger Agreement that increase the speed and likelihood of completing the Offer and consummating the Merger.

•
Potentially Interested Counterparties. The Company Board considered that the Company had contacted three other potential counterparties, conducted limited diligence with and gave management presentation to all three of these potential counterparties, received two non-competitive non-binding offers from one of these potential counterparties, and all three of these potential counterparties had withdrawn from the process after indicating either that they would not be able transact at a value in the high-$20s, as would have been necessary to surpass Parent’s March 18 offer of $26.50 per share, or because the timing of the potential transaction conflicted with their current strategic transaction capabilities (as described in more detail in the section captioned “—Background of the Offer and the Merger”). The Company Board also considered the fact that additional outreach to strategic counterparties could jeopardize a potential transaction with Parent and result in risks of leak and disruption to the existing process or to the Company’s employees and business and that, in the event a third party became interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, the Company Board would be able to respond to such a proposal due to the Merger Agreement’s customary “fiduciary out” provisions. Under those provisions, the Company has the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to an unsolicited Superior Offer (as defined in the Merger Agreement) provided that the Company pays the termination fee and has not breached its non-solicitation obligations (as described in more detail in Section 11 (The Merger Agreement—No Solicitation and —the Company Board Recommendation) of the Offer to Purchase).

•
Strategic Alternatives. After discussions with representatives of Centerview and the Company’s management, the Company Board considered the risks and potential benefits associated with other strategic alternatives and the potential for stockholder value creation associated with those alternatives. As part of these evaluations, the Company Board considered continuing to execute the Company’s strategy on a stand-alone basis, considering the fact that the Company is heavily dependent on the successful commercialization of EKTERLY in the U.S. and other jurisdictions, but the Company has not yet demonstrated an ability to successfully conduct commercial activities and may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. After a thorough review of strategic alternatives and discussions with the Company’s senior management and its financial and legal advisors, the Company Board determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement constituted a more attractive alternative.
•
Certain Management Projections. The Company Board considered certain forecasts for the Company prepared by members of senior management, which reflected an application of various assumptions of the Company’s management. For further discussion, see the section captioned “—Certain Unaudited Prospective Financial Information of the Company.”

•
Centerview’s Fairness Opinion and Related Analysis. The Company Board considered the oral opinion of Centerview rendered to the Company Board on April 28, 2026, which was subsequently confirmed by delivery of a written opinion dated April 28, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the section captioned “—Opinion of Centerview Partners LLC.” The full text of Centerview’s written opinion dated April 28, 2026, which set forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•
Speed and Likelihood of Consummation. The Company Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by the Company’s stockholders) enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The Company Board also considered the likelihood that the Offer would be completed, and the Merger would be consummated based on, among other things (not in any relative order of importance):

○
the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

○	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of the Company;
○	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;
○
the business reputation, capabilities and financial condition of Parent, and the Company Board’s perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

○	the ability of the Company to enforce the Merger Agreement.
•
Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, as described in more detail in Section 11 (The Merger Agreement) of the Offer to Purchase. Certain provisions of the Merger Agreement that the Company Board considered important included:

○
Ability to Respond to Acquisition Proposals. The fact that, although the Company is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Company Board, subject to compliance with certain procedural requirements (including that the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that an acquisition proposal constitutes, or could reasonably be expected to lead to, a Superior Offer (as defined in the Merger Agreement) and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable law): (i) to enter into a confidentiality agreement with the person making such acquisition proposal; (ii) to furnish information with respect to the Company to the person making such acquisition proposal; and (iii) to engage in discussions or negotiations with the person making such acquisition proposal (as described in more detail in Section 11 (The Merger Agreement—No Solicitation) of the Offer to Purchase).

○
Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Company Proposal. If the Company Board receives an acquisition proposal, and, after Parent is provided an opportunity to revise the terms of the Merger Agreement to match the alternative acquisition proposal, determines in good faith after consultation with the Company’s outside legal counsel that such acquisition proposal constitutes a Superior Offer and that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements, the Company Board may, prior to the Offer Acceptance Time, take a number of actions, including withdrawing, withholding, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. The Company may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, so long as the Company has not breached its non-solicitation obligations and subject to the Company’s payment of the termination fee of $66.4 million in accordance with the terms of the Merger Agreement (as described in more detail in Section 11 (The Merger Agreement—No Solicitation and —the Company Board Recommendation) of the Offer to Purchase).

○
Change of Recommendation in Response to an Intervening Event. If the Company Board, other than in connection with a Superior Offer and prior to the Offer Acceptance Time, determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements, the Company Board may, in response to an “Intervening Event” (as defined below), take a number of actions, including withdrawing, withholding, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as described in more detail in Section 11 (The Merger Agreement) of the Offer to Purchase). “Intervening Event” means any material event, fact, development or occurrence that affects the business, assets or operations of the Company that is unknown to, and not reasonably foreseeable by, the Company Board as of the date of the Merger Agreement, or if known to the Company Board as of the date of the Merger Agreement, the material consequences of which were not known to, and not reasonably foreseeable by, the Company Board as of the date of the Merger Agreement. Parent is entitled to terminate the Merger Agreement in the event that the Company Board changes its recommendation for any reason, in which event the Company will have an obligation to pay the termination fee of $66.4 million (as described in more detail in Section 11 (The Merger Agreement) of the Offer to Purchase).

○
Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date from time to time for: (i) any period required by any legal requirement, any interpretation or position of the SEC, its staff or Nasdaq; (ii) one or more consecutive increments of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any foreign Antitrust Law (as defined in the Merger Agreement) and any Foreign Investment Law (as defined in the Merger Agreement) expires or terminates; and (iii) at the request of the Company, additional periods of consecutive increments of such duration as required by the Company, but not more than ten business days per extension, on one or more occasions, provided that if, as of the then-scheduled expiration date, all conditions of the Offer have been satisfied or waived except the Minimum Tender Condition, Purchaser shall not be required to extend the Offer pursuant to clause (iii) on more than three occasions to permit the Minimum Tender Condition to be satisfied.

○
End Date. The termination date under the Merger Agreement on which either the Company or Parent, subject to certain exceptions, can terminate the Merger Agreement is October 29, 2026, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date is subject to an additional automatic extension of 90 days in the event that the only Offer Conditions not satisfied or waived as of the End Date are (i) the expiration or termination of the waiting period under the HSR Act or the obtainment of the Antitrust and Foreign Investment Approvals (as defined in the Merger Agreement) or (ii) solely with respect to the HSR Act, other Antitrust Laws and Foreign Investment Laws, the absence of any legal requirement that prohibits or makes illegal the Offer or the Merger.
○	Cooperation. The Merger Agreement requires Parent to use its reasonable efforts to consummate the Offer and the Merger.
○
Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect the Company’s interest in ensuring certainty of the consummation of the Offer and the Merger (as described in more detail in Section 11 (The Merger Agreement—Material Adverse Effect) of the Offer to Purchase).

○
Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the section captioned “Item 8. Additional Information—Notice of Appraisal Rights.”

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):
•
No Ongoing Equity Interest in the Company. The Offer and the Merger would preclude the Company’s stockholders from having the opportunity to directly participate in the future performance of the Company’s assets and any potential future appreciation of the value of the Shares. Additionally, given that Parent is a private company, the Company’s stockholders would not have the ability to invest in Parent separately.

•
Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting the Company from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Company Board also considered the fact that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the Company Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company.

•
Termination Fee. The Company may be required to pay the $66.4 million termination fee if the Merger Agreement is terminated under certain circumstances, including by the Company to accept a Superior Offer. The Company Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

•
Effect of Announcement. The public announcement of the transaction could potentially affect the Company’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against the Company.
•
Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which require the Company to conduct its business in the ordinary course and refrain from taking specified actions. The Company Board considered that such restrictions could delay or prevent the Company from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks that the Minimum Condition Might Not Be Satisfied. The Company’s stockholders may tender an insufficient number of Shares to meet the Minimum Condition.
•
Risks the Merger Might Not Be Completed. Although the Company expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Company Board considered the risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of the Company’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with the Company and the potential effect on the trading price of the Shares.

•
Transaction Costs. Significant costs have been and will continue to be incurred in connection with the Company’s evaluation of strategic alternatives, negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of the Company’s management will be required, potentially resulting in disruptions to the operation of the Company’s business.

•
Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described under the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

•
Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings and obtain antitrust clearance in the U.S. and Germany, and the need to make a foreign direct investment filing and obtain clearance in Italy (as further described under the section captioned “Item 8. Additional Information—Regulatory Approvals”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no legal requirement that prohibits or makes illegal the acquisition of the Shares in the Offer or the Merger.

•	Tax Treatment. Gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.
The foregoing discussion of the information and reasons considered by the Company Board is not intended to be exhaustive but includes the material reasons considered by the Company Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Company Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different factors. The Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.
Certain Unaudited Prospective Financial Information of the Company
The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Parent (as described in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”) and other strategic alternatives, the Company’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2026 through 2042 (the “Management Projections”), which were provided to the Company Board in connection with its consideration of the Offer and the Merger. Additionally, the Management Projections were provided to Centerview and Centerview was directed by the Company Board to use and rely upon the Management Projections in connection with the rendering of its opinion to the Company Board and in performing the related financial analyses as described below under “—Opinion of Centerview Partners LLC” and were the only financial projections with respect to the Company that the Company Board directed Centerview to use in performing such financial analyses. Neither the Management Projections nor any other financial projections with respect to the Company were provided to Parent by the Company.
The Company is summarizing the Management Projections in this Schedule 14D-9 to provide the Company’s stockholders access to certain non-public, unaudited prospective financial information that was prepared for the Company Board for purposes of considering and evaluating the Transactions and other strategic alternatives. The Company makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information, including the Management Projections.
The Management Projections were prepared in March 2026 by the Company’s senior management based on assumptions about the Company’s operation as a standalone publicly traded company and reflect an outlook based on certain assumptions made at the time the Management Projections were created, including, among other things, (i) a net cash balance of $285 million as of March 31, 2026, (ii) a federal net operating loss carryforward of $120 million as of March 31, 2026 and taxes based on a 21% tax rate, (iii) EKTERLY’s independent commercialization in the United States and European Union and outlicense (with royalties to the Company) to third-party partners in the rest of the world, (iv) EKTERLY’s loss of exclusivity in 2039 in the United States and 2037 in the European Union and (v) the inclusion of certain other royalties or milestones payable to or by the Company in connection with its agreements with Kaken Pharmaceutical Co., Ltd. and DRI Healthcare Acquisitions LP. The foregoing summary does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections.
At the direction of the Company’s senior management, based on the Management Projections, Centerview calculated estimated unlevered free cash flows for the second two quarters of 2026 and the calendar years 2027 through 2042. The unlevered free cash flows, which were calculated as operating income, less taxes, less changes in net working capital, less capital expenditures and plus depreciation and amortization, in each case based on the Management Projections, are presented in the table below alongside a summary of the Management Projections.
Management Projections
(Amounts in millions)

	Calendar year ended December 31,
	2026(1)	2027	2028	2029	2030	2031	2032	2033	2034
Net Revenue	$185	$279	$350	$446	$601	$588	$609	$638	$651
Gross Profit	$150	$232	$296	$384	$532	$517	$537	$564	$576
Operating Income	$(99)	$1	$84	$180	$325	$307	$323	$347	$356
Unlevered Free Cash Flow	$(69)(2)	$(10)	$59	$132	$246	$237	$252	$271	$279

	Calendar year ended December 31,
	2035	2036	2037	2038	2039	2040	2041	2042
Net Revenue	$681	$704	$696	$705	$352	$176	$88	$44
Gross Profit	$604	$627	$621	$627	$325	$163	$81	$41
Operating Income	$381	$400	$390	$393	$210	$105	$53	$26
Unlevered Free Cash Flow	$297	$313	$308	$308	$201	$100	$50	$25

(1)
In April 2026 and following the end of the Company’s first fiscal quarter, the Company’s senior management updated the financial projections to reflect the Company’s actual financial results through that first quarter and those updated figures are reflected for the year 2026 in this table and in Centerview’s analyses. Prior to this update, the Management Projections included the following values for 2026 Net Revenue, Gross Profit, Operating Income and Unlevered Free Cash Flow, respectively and in millions: $183, $149, -$99 and -$61.

(2)	Represents Unlevered Free Cash Flow for 2Q’26 to 4Q’26.
For purposes of its discounted cash flow analysis, Centerview calculated, based on the Company’s senior management’s guidance (including assuming a federal net operating loss carryforward of $120 million as of March 31, 2026, that federal net operating losses generated after March 31, 2026 are usable and taxes based on a 21% tax rate), the estimated benefit of taxes saved from federal net operating losses of $14 million and $24 million for calendar years 2028 and 2029, respectively. The values in the above table do not reflect the effect of net operating loss usage.
Cautionary Note About the Management Projections
The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables, assumptions and estimates, some as to future events, that were inherently uncertain and many of which were beyond the Company’s control. The Management Projections reflect numerous estimates and assumptions made by the Company’s senior management based on information available at the time they were developed, including estimates and assumptions related to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to EKTERLY, all of which were difficult to predict and many of which were beyond the Company’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for EKTERLY. Important factors that may affect actual results and cause the Management Projections not to be achieved include, but are not limited to, success of EKTERLY in the United States and other jurisdictions, market acceptance by patients, physicians and third-party payors, impact of competitive products and pricing, the availability and use of net operating losses, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, supply chain issues, the cost and effect of changes in tax and other legislations and other risk factors described in the Company’s Transition Report on Form 10-KT for the transition period from May 1, 2025 to December 31, 2025, as amended and subsequent Current Reports on Form 8-K. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Management Projections do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Transactions. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be materially better or worse than those contained therein. The Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives (including Centerview) considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Further, the inclusion of the Management Projections in this Schedule 14D-9 does not constitute an admission or representation by the Company, the Company Board, or any of their affiliates or representatives (including Centerview) that the information presented is material. Neither the Company nor any of its affiliates or representatives (including Centerview) assumes any responsibility for the accuracy of this information. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives (including Centerview) can give any assurance that actual results will not differ from the Management Projections, and none of them undertake any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Management Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law.
Neither the Company nor any of its affiliates, advisors, officers, directors or representatives (including Centerview) has made or makes any representation or warranty to any stockholder of the Company or other person, including Parent or Purchaser, regarding the ultimate performance of the Company compared to the information contained in the Management Projections, or that the Management Projections will be realized. The Management Projections were prepared based on the Company’s continued operation as a stand-alone company and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are forward looking statements that remain subject to interpretation. For additional information, please see the section of this Schedule 14D-9 captioned “Item 8. Additional Information— Cautionary Note Regarding Forward-Looking Statements.”
The Management Projections were not prepared with a view toward compliance with published SEC guidelines, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Certain of the measures included in the Management Projections are non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not provided to or relied upon by the Company Board or Centerview in connection with the Transactions. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision on whether to tender their Shares in the Offer, but instead are being included because the Management Projections were provided to the Company Board and to Centerview to evaluate the Transactions and other potential strategic opportunities. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE, EXCEPT AS OTHERWISE REQUIRED BY LAW.

Opinion of Centerview Partners LLC
The Company Board retained Centerview as financial advisor to the Company Board in connection with the Offer and Transactions. In connection with this engagement, on April 28, 2026, Centerview rendered to the Company Board its oral opinion, subsequently confirmed by delivery of a written opinion dated April 28, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than (i) any Shares held by the Company (or held in the Company’s treasury), (ii) any Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer) and (iii) Dissenting Shares (as defined in the Merger Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated April 28, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached hereto as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price or Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any Company stockholder as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•	a draft of the Merger Agreement, dated April 28, 2026, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;
•	the Transition Report on Form 10-KT for the period from May 1, 2025 to December 31, 2025 and Annual Reports on Form 10-K of the Company for the years ended April 30, 2025 and April 30, 2024;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;
•	certain publicly available research analyst reports for the Company;
•	certain other communications from the Company to its stockholders; and
•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data” (for more information, please see the section captioned “—Certain Unaudited Prospective Financial Information of the Company”).

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price or Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price or Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any Company stockholder as to whether or not such holder should tender Shares in connection with the Offer or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated April 28, 2026. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 28, 2026 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed and compared certain financial information of the Company to corresponding financial information of certain selected publicly traded biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to the Company (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).
Using publicly available information obtained from SEC filings and other data sources as of April 28, 2026, Centerview calculated, for each selected company, such selected company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2029 (“EV/2029E Revenue Multiple”).
The selected companies reviewed were as follows:
Agios Pharmaceuticals, Inc.

BioCryst Pharmaceuticals, Inc.

Catalyst Pharmaceuticals, Inc.

Liquidia Corporation

Pharming Group N.V.

Travere Therapeutics, Inc.

Zevra Therapeutics, Inc.
Although none of the selected companies are directly comparable to the Company, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies are exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
The overall low to high EV/2029E Revenue Multiples observed for the selected companies were 0.7x to 3.7x (with a median of 2.8x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of EV/2029E Revenue Multiples of 1.5x to 3.0x to apply to the Company’s estimated revenue for calendar year 2029, as set forth in the Internal Data. In selecting this range of EV/2029E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.
Applying this range of EV/2029E Revenue Multiples to the Company’s estimated revenue for calendar year 2029 of $446 million, as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $285 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and warrants and Shares issuable upon the conversion of convertible notes, if applicable, at the applicable value) as of April 24, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $13.65 to $23.45, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $27.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Selected Precedent Transaction Analysis
Centerview reviewed and analyzed certain information relating to the following selected transactions involving publicly traded biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.
Using publicly available information obtained from SEC filings and other data sources as of the time of the public announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in such selected transaction as a multiple of such target company’s management’s risk-adjusted projected four-year forward revenue, per such target company’s schedule 14D-9 or proxy (or, if not so disclosed, per Wall Street research analyst consensus estimated revenue as of the transaction announcement date) (“TV/4-Year Forward Revenue Multiple”).
The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror
Apr-26	Soleno Therapeutics, Inc.	Neurocrine Biosciences, Inc.
Mar-26	Day One Biopharmaceuticals, Inc.	Servier Pharmaceuticals LLC
Nov-25	Avadel Pharmaceuticals plc	Alkermes plc
Apr-25	SpringWorks Therapeutics, Inc.	Merck KGaA
May-24	Calliditas Therapeutics AB	Asahi Kasei Corporation
May-23	CTI BioPharma Corp.	Swedish Orphan Biovitrum AB
Jan-23	Albireo Pharma, Inc.	Ipsen S.A.
Jan-23	Amryt Pharma plc	Chiesi Farmaceutici S.p.A.

Although none of the selected transactions are directly comparable to the Transactions, these transactions were selected by Centerview, among other reasons, because they have certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of the Company and the target companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.
The overall low to high TV/4-Year Forward Revenue Multiples observed for the selected transactions were 1.7x to 4.1x (with a median of 2.7x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of TV/4-Year Forward Revenue Multiples of 2.0x to 3.5x derived from the selected transactions. In selecting this range of TV/4-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of TV/4-Year Forward Revenue Multiples to the Company’s projected four-year forward revenue of $471 million (based on 75% of the Company’s estimated for calendar year 2029 of $446 million and 25% of the Company’s estimated revenue for calendar year 2030 of $544 million excluding one-time milestone payments), as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $285 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, warrants and Shares issuable upon the conversion of convertible notes, if applicable, at the applicable value) as of April 24, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share of $17.50 to $27.50, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $27.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Management Projections. The Management Projections are described in further detail in the section above under “—Certain Unaudited Prospective Financial Information of the Company.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of March 31, 2026, using discount rates ranging from 11.5% to 13.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the projected after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2026 and ending on December 31, 2042, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 50% year-over-year as directed by Company management and (iii) the forecasted tax savings from usage of the Company’s federal net operating losses as of March 31, 2026 of $120 million and the Company’s estimated future losses, in each case as directed by Company management and as set forth in the Internal Data; and (b) adding to the foregoing results the Company’s estimated net cash of $285 million as of March 31, 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, warrants and Shares issuable upon the conversion of convertible notes, if applicable, at the applicable value) as of April 24, 2026, as set forth in the Internal Data.
This analysis resulted in an implied equity value per Share range of $19.50 to $21.70, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $27.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors
Centerview noted for the Company Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:
•
Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended April 28, 2026 (the last trading day before the public announcement of the Transactions), which reflected low and high closing prices for the Shares during such period of approximately $9.83 to $20.87 per Share.

•
Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of April 28, 2026, which indicated low and high price targets for the Shares ranging from $22.00 to $42.00 per Share.

•
Premia Paid Analysis. Centerview performed an analysis of premia paid in certain selected transactions involving publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transactions and for which premium data was available, which consisted of the selected transactions set forth above in the section captioned “— Selected Precedent Transaction Analysis.” The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent consideration, if any) to the closing price of such target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 35% to 105% to the Company’s closing stock price on April 28, 2026 (the last trading day before the public announcement of the Transactions) of $19.24, which resulted in an implied price per Share range of $25.95 to $39.45, rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company management with respect to the Offer Price or Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its engagement in connection with the Transactions, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. As of the date of its written opinion, Centerview was engaged to provide financial advisory services unrelated to the Company to two private companies in which Frazier Life Sciences Management LP (“Frazier”), which holds a significant minority equity interest in the Company, holds a majority and significant minority equity interest, respectively, in connection with certain strategic matters, and Centerview expects that it could receive between $5 million and $15 million in compensation for each of these matters. In 2024, Centerview was engaged to provide financial advisory services unrelated to the Company to a private company in which Frazier held a majority equity interest, in connection with certain strategic matters, and Centerview received approximately $20 million in compensation from such company for such services. Additionally, in 2025, Centerview was engaged to provide financial advisory services unrelated to the Company to a private company in which Frazier held a significant minority interest, in connection with certain strategic matters, and Centerview received approximately $15 million in compensation from such company for such services. In the two years prior to the date of its written opinion, Centerview had been engaged to provide certain financial advisory services to Parent, including in connection with a transaction unrelated to the Company that was ultimately not pursued, and Centerview did not receive and does not expect to receive any compensation from Parent in connection with such engagement, which is no longer active. Centerview may provide financial advisory and other services to or with respect to the Company or Parent, Frazier or their respective affiliates, including portfolio companies of Frazier in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Frazier or any of their respective affiliates, including portfolio companies of Frazier, or any other party that may be involved in the Transactions.
The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the biopharmaceutical sector and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee currently estimated to be approximately $44 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $42 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.	Person/Assets Retained, Employed, Compensated or Used.
The Company Board selected Centerview as a financial advisor in connection with the Transactions. Centerview’s opinion to the Company Board, as described above in the section captioned “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any stockholder of the Company as to whether or not that stockholder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee currently estimated to be approximately $44 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $42 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses and to indemnify Centerview and related persons against certain liabilities that may arise, out of Centerview’s engagement.
The Company has agreed to pay Jefferies, pursuant to an engagement letter dated November 10, 2020, an aggregate fee currently estimated to be approximately $29.7 million, of which $1.5 million was payable upon execution of the Merger Agreement and the balance is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Jefferies' expenses incurred in connection with its engagement and to indemnify Jefferies and related parties against certain liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered by Jefferies under its engagement. Jefferies was not requested to, and did not, render an opinion to the Company Board in connection with Jefferies’ financial advisory services or the Transactions.
Neither Centerview nor Jefferies was engaged to solicit, or to provide a recommendation to, any stockholder as to whether or not to tender Shares in connection with the Offer or as to any other matters related to the Transactions or otherwise.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Transactions.
Item 6.	Interest in Securities of the Subject Company.
Other than the scheduled vesting of Company Options, Company RSUs (and any forfeiture of Shares to satisfy the payment of tax withholding in connection with such vesting), the issuance of Shares under the Company ESPP and the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9.
Item 7.	Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
As described in the Merger Agreement, the Company Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an acquisition proposal, as described in more detail in Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company) of the Offer to Purchase.
The information contained in Section 11 (The Merger Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for the Company) of the Offer to Purchase is incorporated herein by reference.
Item 8.	Additional Information.
Golden Parachute Compensation
See the above section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”
Conditions to the Offer
The information contained in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval of the Merger Not Required
Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Company’s stockholders. Following the consummation of the Offer and subject to the satisfaction, or to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute
A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon consummation of the transaction that made the stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203. In addition, the Company Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described above in the section captioned “Item 4. The Solicitation or Recommendation,” for purposes of Section 203 of the DGCL. Accordingly, the Company is not subject to any anti-takeover effects of Section 203.
Notice of Appraisal Rights
No appraisal rights are available to stockholders of the Company who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the stockholders who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery (the “Delaware Court”) and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.
Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.
Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which this section may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
•
prior to the later of the consummation of the Offer and 20 days after the date of dissemination of this Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
Written Demand by the Beneficial Owner
All written demands for appraisal should be addressed to KalVista Pharmaceuticals, Inc., 200 Crossing Boulevard, Framingham, Massachusetts 01702, Attention: Legal. In the case of a demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provide an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the verified list required by Section 262 of the DGCL.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within ten days after a request by such stockholder for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the

Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court. Dissenting Stockholders are generally permitted to participate in the appraisal proceedings.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration. To do so, a dissenting stockholder who has not commenced or joined an appraisal proceeding may deliver to the Surviving Corporation a written withdrawal of such person’s demand for appraisal in respect of some or all of such person’s shares in accordance with Section 262(e), either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the Court, which approval may be conditioned upon such terms as the Court deems just.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN LIGHT OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Legal Proceedings
There are currently no legal proceedings relating to the Transactions but lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
U.S. Antitrust
Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the federal antitrust regulators, the FTC and the Antitrust Division of the Department Of Justice (the “Antitrust Division”), and a 15-calendar day waiting period has expired or been terminated. The ultimate parent entities of Parent and the Company have filed their respective Premerger Notification and Report Forms concerning the Offer with the FTC and the Antitrust Division and the waiting period will expire following a 15-calendar day waiting period at 11:59 PM Eastern Time on May 28, 2026, unless: (i) the FTC and Antitrust Division grant early termination of the waiting period; (ii) the ultimate parent entity of Purchaser voluntarily withdraws and refiles to allow an additional 15-calendar-day waiting period; or (iii) the ultimate parent entity of Purchaser receives a request for additional information and documentary material (a “Second Request”) prior to the expiration of the waiting period.
If the 15-calendar day waiting period expires on a Saturday, Sunday or legal public holiday (as defined in 5 U.S.C. 6103(a)), then such waiting period will be extended until 11:59 p.m. Eastern Time of the next regular business day. If, however, either the Purchaser or the Company receive a Second Request from either the FTC or the Antitrust Division prior to such expiration, the waiting period with respect to the Offer will be extended for an additional period of ten calendar days, which will not begin to run until the ultimate parent entity Purchaser has certified substantial compliance with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the ultimate parent entity of the Company or by it supplying the requested information, the ultimate parent entity of the Company is obliged to respond to the request as promptly as practicable. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. However, Purchaser and the Company, on the one hand, can agree not to consummate the Offer for a certain period of time to resolve any remaining issues. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten-calendar day waiting period before its expiration.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. Antitrust Laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the Antitrust Laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the Antitrust Laws under certain circumstances. At any time before the consummation of the Merger, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. After the waiting period expires and the Merger is consummated, it remains subject to the Antitrust Laws, as neither expiration of the waiting period nor closing of the Merger indicates an approval of the Merger by federal antitrust regulators.

Antitrust and Foreign Direct Investment (“FDI”) Filings
Germany Antitrust
The consummation of the Transactions is conditional upon the Bundeskartellamt (Federal Cartel Office, the “FCO”) deciding that the prohibition criteria in the German Act Against Restraints of Competition of 1957 (the “GWB”), as amended, are not satisfied, or the FCO being deemed to have made such a decision in accordance with the GWB. On May 8, 2026, Parent submitted a formal notification to the FCO.
Italy FDI
The consummation of the Transactions is subject to the Presidenza del Consiglio dei Ministri (the “Italian FDI Authority”), under Italian Decree Law No.21/2012, as amended, having granted a decision, in whatever form (including a declaration of lack of jurisdiction), or the applicable waiting period (or any extension thereof) having expired, as applicable, authorizing or not objecting to the Transactions. On May 6, 2026, Parent submitted a notification to the Italian FDI Authority.
Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable Antitrust Laws or Foreign Investment Laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust or foreign investment grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 (Conditions of the Offer) of the Offer to Purchase.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Form 10-KT.

Cautionary Note Regarding Forward-Looking Statements
This Solicitation/Recommendation Statement of the Company on Schedule 14D-9 contains forward-looking statements related to the Company, Parent, the Offer, the Merger, the Merger Agreement and the Transactions that involve substantial risks and uncertainties. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “target,” “seek,” “believe,” “project,” “estimate,” “expect,” “position,” “strategy,” “future,” “likely,” “may,” “should,” “will” or the negative of these terms or similar references to future periods, although not all forward-looking statements contain these words. In this communication, forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Transactions; filings and approvals relating to the Transactions, statements regarding the expected timetable for completing the Transactions; statements regarding plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company and Parent; and post-closing operations and the outlook for the parties’ businesses, including, without limitation, the ability to commercialize current and future product candidates (including further commercialization of EKTERLY®).
Forward-looking statements are subject to certain risks, uncertainties or other factors that are difficult to predict, and could cause actual events or results to differ materially from those currently indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer and the possibility that the acquisition does not close; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the effects of the Transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of U.S. Food and Drug Administration approvals or actions, if any; the impact of competitive products and pricing; the risk that, if the Transactions are consummated, the businesses will not be integrated successfully and that Parent may not realize the potential benefits of the Transactions; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; the success of the Company’s efforts to commercialize EKTERLY, including revenues from sales of EKTERLY; the Company’s ability to successfully obtain additional foreign regulatory approvals for sebetralstat; the Company’s expectations about the safety and efficacy of sebetralstat and the Company’s other product candidates; the timing of clinical trials and their results, the Company’s ability to commence clinical studies or complete ongoing clinical studies, including the Company’s KONFIDENT-S and KONFIDENT-KID trials, and the ability of EKTERLY to treat HAE; the timing of regulatory filings and product launches; the Company’s plans for international expansion; expectations regarding market adoption and utilization trends; and the Company’s ability to establish and maintain strategic partnerships; and other risks under the heading “Risk Factors” in the Company’s periodic reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, transition reports on Form 10-KT, as well as the Schedule TO and related tender offer documents which have been filed by Parent and Purchaser. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to the Company and Parent, and the Company and Parent disclaim any obligation to update the information contained in this communication as new information becomes available.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 13, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed May 13, 2026).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery, dated May 13, 2026 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in the New York Times on May 13, 2026 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint Press Release of the Company and Parent, dated April 29, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (No. 001-36544), filed April 29, 2026).
(a)(5)(B)	Social Media Posts, dated April 29, 2026 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C, filed April 29, 2026).
(a)(5)(C)	Email to Company Employees, dated April 29, 2026 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C, filed April 29, 2026).
(a)(5)(D)	Company Employee FAQ, dated April 29, 2026 (incorporated by reference to Exhibit 99.4 to the Company’s Schedule 14D-9C, filed April 29, 2026).
(a)(5)(E)	Email to Healthcare Providers, dated April 29, 2026 (incorporated by reference to Exhibit 99.5 to the Company’s Schedule 14D-9C, filed April 29, 2026).
(a)(5)(F)	Email to Investors and Analysts, dated April 29, 2026 (incorporated by reference to Exhibit 99.6 to the Company’s Schedule 14D-9C, filed April 29, 2026).
(a)(5)(G)	Email to Company Stakeholders, dated April 29, 2026 (incorporated by reference to Exhibit 99.7 to the Company’s Schedule 14D-9C, filed April 29, 2026).
(a)(5)(H)	Email to Patients, dated April 29, 2026 (incorporated by reference to Exhibit 99.8 to the Company’s Schedule 14D-9C, filed April 29, 2026).
(a)(5)(I)*	Opinion of Centerview Partners LLC, dated April 28, 2026 (included as Annex I herein).
(e)(1)
Agreement and Plan of Merger, dated as of April 29, 2026, among Company, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (No. 001-36830), filed April 29, 2026).

(e)(2)	Mutual Confidentiality Agreement, dated as of January 23, 2026, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	First Amendment to Mutual Confidentiality Agreement, dated February 27, 2026, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)
Form of Indemnification Agreement to be entered into between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36830) filed on October 6, 2025).

(e)(5)	2017 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Form DEF 14A (File No. 001-36830) filed on March 2, 2017).
(e)(6)	Company ESPP (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Form DEF 14A (File No. 001-36830) filed on March 2, 2017).
(e)(7)	Forms of Equity Agreements under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-36830) filed on June 29, 2018).
(e)(8)	Enrollment/Change Form under the Company ESPP (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-237059) filed on March 10, 2020).
(e)(9)
Amended and Restated Executive Employment Agreement between the Company and Paul K. Audhya, dated September 9, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36830) filed on September 10, 2024).

Exhibit No.	Description
(e)(10)
Amended and Restated Executive Employment Agreement between the Company and Benjamin L. Palleiko, dated September 9, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36830) filed on September 10, 2024).

(e)(11)
Executive Employment Agreement between the Company and Bilal Arif, dated September 18, 2025 (incorporated by reference to Exhibit 10.12 to the Company’s Transition Report on Form 10-KT filed on March 25, 2026).

(e)(12)
Amended and Restated 2021 Equity Inducement Plan and forms of agreement (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-8 (File No. 333-292960) filed on January 26, 2026).

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KalVista Pharmaceuticals, Inc.

By:	/s/ Benjamin L. Palleiko
Name:	Benjamin L. Palleiko
Title:	Chief Executive Officer

Dated: May 13, 2026

Annex I: Opinion of Centerview Partners LLC
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

April 28, 2026
The Board of Directors
KalVista Pharmaceuticals, Inc.
200 Crossing Boulevard
Framingham, Massachusetts 01702
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), Skyline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales, and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $27.00 per Share, net to the seller in cash without interest (the “Consideration”) and subject to any withholding of taxes, for each Share accepted and (ii) that following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) any Shares held by the Company (or held in the Company’s treasury), (ii) any Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Tender Offer) and (iii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration, subject to any withholding of taxes. The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. We are currently engaged to provide financial advisory services unrelated to the Company to two private companies in which Frazier Life Sciences Management LP (“Frazier”), which holds a significant minority equity interest in the Company, holds a majority and significant minority equity interest, respectively, in connection with certain strategic matters, and we expect to receive compensation from such companies for such services. In 2024, we were engaged to provide financial advisory services unrelated to the Company to a private company in which Frazier held a majority equity interest, in connection with certain strategic matters, and we received compensation from such company for such services. In the past two years, we have been engaged to provide certain financial advisory services to Parent, including in connection with a transaction unrelated to the Company that was ultimately not pursued, and we have not received and do not expect to receive any compensation from Parent for such services. We may provide financial advisory and other services to or with respect to the Company or Parent, Frazier or their respective affiliates, including portfolio companies of Frazier in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Frazier or any of their respective affiliates, including portfolio companies of Frazier, or any other party that may be involved in the Transaction.
I-1

The Board of Directors
KalVista Pharmaceuticals, Inc.
April 28, 2026

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 28, 2026 (the “Draft Agreement”); (ii) Transition Report on Form 10-KT for the period from May 1, 2025 to December 31, 2025 and Annual Reports on Form 10-K of the Company for the years ended April 30, 2025 and April 30, 2024; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
I-2

The Board of Directors
KalVista Pharmaceuticals, Inc.
April 28, 2026

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

I-3